Sprott

Contrarian.
Innovative.
Aligned.

2024 Annual Report

A global leader in precious metals and critical material investments

Five Year Financial Record

In millions $, except shareholder return	2020	2021	2022	2023	2024
Net income	27.0	33.2	17.6	41.8	49.3
Adjusted base EBITDA	44.2	64.1	71.0	71.9	85.2
Dividends	23.2	25.7	25.9	25.9	27.1
5-yr cumulative return (per $100)	128.29	202.97	164.39	168.82	233.65
S&P composite index (per $100)	105.61	132.17	124.57	139.30	169.46
NYSE composite index (per $100)	105.36	126.11	122.49	136.21	172.10

Table of Contents

Letter From Our CEO

Dear fellow shareholders,

2024 Review

Sprott's Assets Under Management ("AUM") ended the year at $31.5 billion, down 6% from $33.4 billion as at September 30, 2024, but was up 10% from $28.7 billion as at December 31, 2023. Although fourth quarter AUM was negatively impacted by market value depreciation across most of our funds and the termination of certain sub-advised fund contracts, 2024 was nevertheless our seventh consecutive year of double-digit AUM growth. Subsequent to year-end, as at February 21, 2025, AUM had increased to $33.5 billion, up $2 billion, or 6% from December 31, 2024.

Net income for the quarter was $11.7 million ($0.46 per share), up 21% from $9.7 million ($0.38 per share) for the quarter ended December 31, 2023. On a full-year basis, net income was $49.3 million ($1.94 per share), up 18% from $41.8 million ($1.66 per share) for the year ended December 31, 2023. Our earnings in the quarter and on a full-year basis benefited from higher average AUM on strong market value appreciation in our precious metals physical trusts and inflows to the majority of our exchange listed products. We also benefited from carried interest and performance fee crystallization in certain funds in our managed equities and private strategies segments.

Adjusted base EBITDA was $22.4 million ($0.88 per share) in the quarter, up 19% from $18.8 million ($0.75 per share) for the quarter ended December 31, 2023 and $85.2 million ($3.35 per share) on a full-year basis, up 18% from $71.9 million ($2.85 per share) for the year ended December 31, 2023.

During the quarter, we recorded $74 million in net outflows due primarily to the termination of a sub-advisory relationship that more than offset new flows into our exchange listed products. On a full-year basis, net sales were $698 million, driven primarily by strong sales in our physical trusts and uranium and critical materials ETFs, offset somewhat by net redemptions in our managed equities and private strategies segments. As previously noted, during the fourth quarter we increased our quarterly dividend by 20%. We also paid off our line of credit, resulting in a debt free balance sheet and re-purchased a small number of shares via our normal course issuer bid.

Precious Metals

After posting impressive gains through the first nine months of 2024, gold declined by 0.4% during the fourth quarter, while silver prices fell by 7.3%. However, despite the late-year correction, both metals still recorded impressive full-year gains. Gold rose by 27.2% in 2024, the most in 14 years, outperforming most asset classes and ending the year at $2,624 per ounce. Silver gained 21.5% and closed the year at $28.90 per ounce.

Shortly after the U.S. election, a new dynamic emerged in the gold market that has made its way into the headlines as prices are making all-time highs on a near daily basis. Concerns over potential tariffs on precious metals have caused premium prices in U.S. markets relative to others, especially London. Although there have never been tariffs on gold, except during the Nixon administration when the rate was set at zero percent, the ongoing arbitrage is putting enormous pressure on physical markets. Long-term gold bulls have always pointed to the large disconnect between the paper markets and physical supply and we are now witnessing the potential consequences of a rebalance. Record amounts of physical gold are being shipped from London to New York. Lead times for delivery are becoming extended and lease rates have risen significantly. There are additional logistical delays due to the fact that Comex vaults will only take delivery of 100-ounce gold bars, while the London Bullion Market Association ("LBMA") vaults hold 400-ounce bars. While this is all short-term activity, it does demonstrate the fragility of the old system and the need for it to adapt to gold's larger role as a global reserve asset.



> "The recent turmoil in metals markets has highlighted the importance of physical ownership, an area where Sprott offers best-in-class solutions to individual and institutional investors."

Longer term, another fundamental shift appears to be underway. The new U.S. Secretary of Treasury, Scott Bessant, has openly expressed his fondness for gold, which he has disclosed as his largest personal asset. He will need a new set of tools to navigate the challenge of refinancing $500 billion of Treasury Debt each week in a higher interest rate environment. There has been a great deal of focus on the national debt but little discussion of the other side of the U.S. balance sheet, i.e., assets. Perhaps a sovereign wealth fund is not such a far-fetched idea coming from a hedge fund manager turned Secretary of Treasury, working for a real estate developer turned President, surrounded by billionaire businessmen. The opportunity to discover national assets and promote them may prove irresistible, including the U.S. Treasury's gold holdings (287 million ounces) currently valued at $42 per ounce. Next, they might consider federally-owned buildings, mineral rights and national parks. There is much to be discovered and monetized by the United States' transactional leadership. We surmise that this may be a way to maintain control over long-term rates: supporting a strong U.S. dollar against all currencies except gold.

Critical Materials

For many critical materials, 2024 was a challenging year as investors struggled to gauge the impact of the Fed's interest rate path, geopolitical tensions and slowing demand from China, the world's second largest economy. Spot uranium prices declined 10.7% during the fourth quarter and closed the year down 19.7%. After reaching record highs during the second quarter, copper bore the brunt of weakening Chinese demand, losing 10.7% during the quarter and finishing the year up 2.2%. We expect further volatility in 2025 as evolving trade alliances force many countries to focus on security of supply and incentivizing domestic production to guard against increasingly fragile global supply chains. Despite the near-term turbulence, we remain confident in our critical materials thesis. We believe demand will be driven by growing global electrification and the fundamental role critical materials play in providing economic security. Western electricity consumption is outpacing power production capacity and aging grids must be upgraded to accommodate power intensive technologies like artificial intelligence (AI). Massive amounts of critical materials will be required to achieve these goals.

Product Development

In 2024, we expanded our exchange listed product offerings with the launch of several critical materials ETFs and our new Physical Copper Trust. In the first quarter of 2025, we launched two innovative new precious metals ETFs: The Sprott Silver Miners and Physical Silver ETF ("SLVR"), and the Sprott Active Gold & Silver Miners ETF ("GBUG"), the world's first actively-managed mining equities ETF.

Outlook

Looking ahead, we expect 2025 to be characterized by heightened volatility across most asset classes. We agree with J.P. Morgan's Chief Strategist Michael Cembalest who recently wrote, "Policies and statements from Trump nominees (both cabinet level and those not requiring Senate confirmation) indicate that they aim to 'break' something, whether it's globalization, the Federal bureaucracy, the IRS, the FBI, Medicare, U.S. vaccine policy, lax U.S. border policies, its 'Deep State' opponents or something else. Whatever the goals, I take them at their word: they are going to break something, I just don't know what."

Long ago Warren Buffett remarked that "debt doesn't matter until the day it does, then it's all that matters." The question is, are we there yet? With annual deficits running at roughly $2 trillion with no end in sight, on top of $36 trillion of uncapped debt, is the Treasury market telling us something? In the fourth quarter alone, the U.S. Department of the Treasury reported a deficit of $710.9 billion, up $200 billion from the comparable period in 2023. The combination of rising interest expense, persistent spending and declining tax receipts in the fourth quarter took the deficit to levels only surpassed in the worst quarter of the COVID-19 crisis. It seems to us that we might be there.

Sprott is well positioned for this uncertain future. Global central banks are clearly focused on reducing their reliance on U.S. Treasuries and have turned to gold instead. We expect this trend to accelerate and broaden with investor participation increasing. The recent turmoil in metals markets has highlighted the importance of physical ownership, an area where Sprott offers best-in-class solutions to individual and institutional investors. The realignment of global trade and a focus on energy security will create demand for critical materials produced in "friendly" jurisdictions. We continue to develop new exchange-listed and actively-managed critical materials strategies to capitalize on this powerful long-term trend. We have invested in our sales and marketing capabilities to deliver our clients the highest levels of client service, while building on our position as thought leaders in our core themes. We have a highly-motivated team committed to creating value for our clients and shareholders in the months and years ahead.

Thank you for your support. We look forward to reporting to you on our progress in the quarters ahead.

Sincerely,

Whitney George

Chief Executive Officer

Financial Highlights

> "Sprott's disciplined approach to building a highly focused, yet strategically diversified investment product mix has allowed us to drive shareholder value by outperforming key benchmark indices over the last 5 years."
>
> Ron Dewhurst, Chairman

5-yr Historical Annual Shareholder Return

Sprott Inc – Dividend Adjusted
+134%

+69%
S&P/TSX Composite Index

+72%
NYSE Composite Index

Jan 01, 2020	Dec 31, 2020	Dec 31, 2021	Dec 31, 2022	Dec 31, 2023	Dec 31, 2024

Profitable AUM growth through a combination of acquisitions, organic growth and market value appreciation



58%

13%

Adjusted base
EBITDA margin (%)

31.5
0.7
2.1

28.7
1.1
4.2

23.4*
1
2.6
(0.7)

20.4*
0.6
3.9
(1.5)

17.4*
1.7
2.6
3.8

9.3
0.7
0.8

7.8*
3.2
(1.2)

5.8
0.6
0.1

5.1*
1.5
0.2
0.4

| 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 |

● Opening AUM   ● Market Value   ● Net Flows   ● Acquisitions

*Acquisitions include Central Gold Trust (2016); CFCL (2018); Tocqueville (2020); UPC (2021) and; URNM (2022). 2016 and 2017 figures exclude non-diversified fund products sold in 2017.

In billions $ (unless otherwise indicated)

Our investment solutions cover a focused spectrum of precious metals and critical materials in physical form, equities and private strategies



1% Other critical materials, $0.3B

1% Copper, $0.5B

2% **Other, $0.7B***

24% **Critical materials, $7.6B**

22% Uranium, $6.8B

$31.5B† AUM as at Dec. 31, 2024

49% Gold, $15.6B

1% Other precious metals, $0.2B

24% Silver, $7.4B

74% Precious metals, $23.2B

*Other primarily includes non-precious metals and critical materials equity related strategies.
†Each product exposure includes exposures pertaining to metals, materials, equities, lending and streaming products.



Consistent adjusted base EBITDA growth...



5-yr
CAGR:
24%

29.0 — 2019
44.2 — 2020
64.1 — 2021
71.0 — 2022
71.9 — 2023
85.2 — 2024

In millions of $

Business Overview

Our Businesses

Exchange Listed Products

The Company's closed-end physical trusts and exchange traded funds ("ETFs").

Managed Equities

The Company's alternative investment strategies managed in-house and on a sub-advised basis.

Private Strategies

The Company's lending and streaming activities which occur through limited partnership vehicles ("private strategies LPs").

For a detailed account of the underlying principal subsidiaries within our reportable operating segments, refer to the Company's Annual Information Form and note 2 of the annual financial statements.

Purpose & Values

We aspire to be the leading global asset manager focused on precious metals and critical materials.

Our Purpose:

As contrarian investors with a long-term investment horizon, we remain both patient and persistent.

We will continue to innovate to bring our clients the best possible investment products. We remain aligned with our partners (shareholders, clients, employees, and the communities wherein we operate) as significant shareholders of Sprott and meaningful co-investors in Sprott products.

We are committed to the support and advancement of our people. We give back to communities we operate in both with our time and resources. At Sprott, we have a strong plan, but the flexibility to adjust where necessary. We share our success with our partners.

Our Values:

- We believe in partnership with our employees, clients, and our shareholders.

- We are prepared to be contrarian.

- We are innovative.

- We are aligned.

- We are patiently persistent.

Board of Directors



Ron Dewhurst
Chairman
Independent Director



Graham Birch
Chair, Audit and Risk
Management Committee
Independent Director



Dinaz Dadyburjor
Independent Director



Barbara Connolly Keady
Chair, Governance, Sustainability
and Nominating Committee
Independent Director



Judith W. O'Connell
Chair, Compensation Committee,
Independent Director



Catherine Raw
Independent Director



Whitney George
Chief Executive Officer
Non-independent Director

Leadership Team



From left to right: John Ciampaglia, CEO, Sprott Asset Management, Arthur Einav, General Counsel, Sprott Inc., Ed Coyne, Head of Global Sales, Sprott Inc., Whitney George, CEO, Sprott Inc., Heather MacLeod, Chief Marketing Officer, Sprott Inc., Kevin Hibbert, CFO, Sprott Inc., Greg Caione, Head of Private Strategies, Sprott Inc.

Leadership Team Continued


Samay Bhachech,
Managing Partner


Varinder Bhathal,
Managing Partner


Vishal Chhabra,
Managing Partner


Caroline Donally,
Managing Partner


Dan Elder,
Managing Partner


Jim Grosdanis,
Managing Partner


Michael Harrison,
Managing Partner


John Hathaway,
Managing Partner


Shree Kargutkar,
Managing Partner


Sarah-Jane Martin,
Managing Partner


Jason Mayer,
Managing Partner


Ryan McIntyre,
Managing Partner


Lara Misner,
Managing Partner


Narinder Nagra,
Managing Partner


Maria Smirnova,
Managing Partner


J'aime Spork,
Managing Partner


Andrew Stronach,
Managing Partner


Justin Tolman,
Managing Partner


Tom Ulrich,
Managing Partner


Robert Villaflor,
Managing Partner


Momina Walli,
Managing Partner


Glen Williams,
Managing Partner

Corporate Sustainability Highlights

Our approach and commitment to corporate sustainability is in support of executing a sustainable strategy that delivers long-term value for our stakeholders. Our commitment to operating responsibly touches our policies and practices in the areas of investment management, people and culture, business practices and ethics, philanthropy, governance, and the environment.

Investment Management

- As a signatory to the Principles for Responsible Investment ("PRI") since 2019, Sprott has committed to, where consistent with the fiduciary responsibilities of our subsidiaries, incorporating responsible investment factors into our investment decision making and active ownership practices. In 2024 we completed our annual assessment under the PRI, continuing our incorporation of Responsible Investment factors into our investment management activities.
- Sprott continues to grow our suite of investment funds that provide investors with exposure to a range of critical materials necessary for the global clean energy transition. Now representing 24% of our total AUM, our critical materials strategies include funds focused on uranium, copper, lithium, nickel, cobalt and other materials essential to the generation, transmission and storage of clean energy.
- This year we launched the Sprott Physical Copper Trust ("COP"), the world's first physical copper investment fund. Investor interest in copper is growing globally given its critical role as a key component in electrification, clean energy technologies, electric vehicles and artificial intelligence. With the launch of COP, Sprott now offers four different copper investment strategies.

Business Practices & Ethics

- Our Risk Management and Compliance programs seek to maintain high ethical standards along with implementing policies and procedures that support the achievement of our business strategy and corporate purpose.
- We maintain robust ethics and compliance policies which include a Code of Business Conduct and Ethics, Whistleblower Policy, and various other corporate governance and operational policies which all employees are required to adhere to.
- Our mandatory training programs are ongoing and include cybersecurity training, anti-money laundering training, equal employment opportunity and anti-harassment training.

Governance

- Our compensation practices align our employees with the long-term strategic goals and interests of our clients and shareholders.
- The majority of Sprott's Board of Directors remains independent (6 of 7 / 86% are independent).
- The Company provides continuing education opportunities for all directors, so that directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation's business remains current.
- We operate a continuous information technology and cybersecurity program to protect critical company assets/data and ensure operational continuity. As part of this, we successfully completed our annual National Institute of Standards audit for 2024.





People & Culture

- Employees are our most valuable asset and key to delivering value for our clients and shareholders. We are deeply committed to empowering our employees to reach their full potential by cultivating an inclusive workplace culture of innovation and excellence, where belonging, diversity of thought and well-being are supported.
- We recruit, retain and support exceptional talent from a wide range of differentiated experiences and backgrounds.
- We apply a multi-faceted approach to support our employees' professional growth and development. In addition to offering external education subsidies, licensing and designation support, time off for studying, mentorship and networking opportunities, we also provide our employees with access to hundreds of on-demand soft and hard skill courses through our internal training program, Sprott Academy.
- We prioritize our employee's physical and mental health by providing a comprehensive and competitive benefits package. In addition, we strive to reduce the stigma of seeking mental health support through our annual month-long mental health campaign every May.
- We actively seek our employees' feedback through our initiative "Sprott Listens", with a view to continuously monitoring and improving the employee experience and engagement, leading to better business processes and outcomes. Our 2024 employee survey results were well above Canadian and US benchmarks for the 5 KPIs that gauge the employee experience.

Philanthropy

- Through various corporate philanthropic initiatives we actively partner with organizations focused on education, health & wellness, sustainability in the mining sector, and humanitarian relief.
- Our employee-led giving programs connect Sprott with worthy organizations where our team members are personally engaged and committed.
- Our employees participate in a number of charitable events throughout the year including fundraising galas, giving campaigns, food and toy drives, volunteer board seats and fundraising committee positions.
- We also partner with various university student groups that support the development of tomorrow's leaders in STEM and finance.

The Environment

- We completed our annual assessment of greenhouse gas emissions (GHG) associated with our offices in Canada and the United States and achieved carbon neutrality under the Carbonzero program after we sourced carbon offsets in the equivalent amount of our 2023 Scope 1 and Scope 2 GHGs.
- Our Toronto headquarters location has received both LEED v4.1 Platinum Level Certification and Platinum level BOMA BEST certification recognizing excellence in energy sustainability and environmental management.



Management's Discussion & Analysis

Years ended December 31, 2024 and 2023

Forward looking statements

Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our positioning will benefit from a highly constructive operating environment for precious metals, critical materials and their related equities; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates and significant judgments". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company's investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company's annual information form dated February 25, 2025; and (xxviii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the board of directors of the Company and will be established on the basis of the Company's earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis

This MD&A of financial condition and results of operations, dated February 25, 2025, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at December 31, 2024, compared with December 31, 2023, and the consolidated results of operations for the three and twelve months ended December 31, 2024, compared with the three and twelve months ended December 31, 2023. The board of directors of the Company approved this MD&A on February 25, 2025. All note references in this MD&A are to the notes to the Company's December 31, 2024 audited annual consolidated financial statements ("annual financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.

Presentation of financial information

The annual financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the annual financial statements. While the Company's primary transactional currency and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars, however the translation gains and losses were measured using the Canadian dollar as the functional currency. The use of the term "prior period" refers to the three and twelve months ended December 31, 2023.

Key performance indicators and non-IFRS and other financial measures

The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures, please see page 21 of this MD&A.

Assets under management

Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts.

Net inflows

Net inflows result in changes to AUM, and as such, have a direct impact on the revenues and earnings of the Company. They are described individually below:

At-the-market ("ATM") transactions and ETF unit creations

ATM transactions of our physical trusts and new 'creations' of ETF units are the primary manner in which inflows arise in our exchange listed products segment.

Net sales

Fund sales (net of redemptions) are the primary manner in which inflows arise in our managed equities segment.

Net capital calls

Capital calls, net of capital distributions ("net capital calls") are the primary manner in which inflows arise in our private strategies segment.

Other net inflows

Other net inflows include: (1) fund acquisitions; (2) new AUM from fund launches; and (3) lost AUM from fund closures. It is possible for committed capital in our private strategies to earn a commitment fee despite being uncalled, in which case, it will also be included in this category as AUM.

Net revenues

Net revenues are calculated as total net revenues (including net fees and net commissions described below) before: (1) gains (losses) on investments; (2) revenues from non-reportable segments; and (3) carried interest and performance fees, net of carried interest and performance fee payouts (internal and external).

Net fees

Management fees, net of fund expenses, direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.

Net commissions

Commissions, net of commission expenses (internal and external), arise from purchases and sales of critical materials in our exchange listed products segment and transaction-based service offerings by our broker-dealer.

Net compensation & net compensation ratio

Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance, new hire accruals and other which are non-recurring. Net compensation ratio is calculated as net compensation divided by net revenues (see above for net revenue calculation).

Total shareholder return

Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.

Liquid co-investments

Liquid co-investments are the Company's co-investments that can be monetized in less than 90 days.

EBITDA, adjusted base EBITDA and adjusted base EBITDA margin

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. Adjusted base EBITDA further adjusts for items noted in the below reconciliation table. Adjusted base EBITDA margin is calculated as adjusted base EBITDA from reportable segments divided by net revenues.

EBITDA, adjusted base EBITDA and adjusted base EBITDA margin are measures commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted base EBITDA margins are a key indicator of the Company's profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Neither EBITDA, adjusted base EBITDA, or adjusted base EBITDA margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.

The following table outlines how our EBITDA, adjusted base EBITDA and adjusted base EBITDA margin measures are determined:

(In thousands $)	3 months ended		12 months ended	
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Net income for the period	11,680	9,664	49,294	41,799
Net income margin [1]	27 %	24 %	28 %	28 %
Adjustments:				
Interest expense	613	844	3,091	4,060
Provision for income taxes	4,813	1,159	19,712	8,492
Depreciation and amortization	600	658	2,221	2,843
EBITDA	17,706	12,325	74,318	57,194
Adjustments:				
(Gain) loss on investments [2]	3,889	(2,808)	10	(1,375)
Stock-based compensation [3]	4,988	4,681	18,817	17,128
Foreign exchange (gain) loss [4]	(2,706)	1,295	(1,388)	3,212
Severance, new hire accruals and other [4]	166	179	224	5,625
Revaluation of contingent consideration [4]	—	2,254	(580)	—
Costs relating to exit of non-core business [4]	—	155	—	5,142
Non-recurring regulatory, professional fees and other [4]	—	959	—	3,982
Shares received on recognition of contingent asset [4]	—	—	—	(18,588)
Carried interest and performance fees	(2,511)	(503)	(7,319)	(891)
Carried interest and performance fee payouts - internal	830	222	1,081	458
Carried interest and performance fee payouts - external	—	—	—	—
Adjusted base EBITDA	22,362	18,759	85,163	71,887
Adjusted base EBITDA margin [5]	59 %	56 %	58 %	57 %

[1] Calculated as IFRS net income divided by IFRS total revenue.

[2] This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and private holdings to ensure the reporting objectives of our EBITDA metric as described above are met.

[3] In prior years, the mark-to-market expense of DSU issuances were included with "other (income) and expenses". In the current period, these costs are included as part of "stock-based compensation". Prior year figures have been reclassified to conform with current presentation.

[4] Foreign exchange (gain) and loss; severance, new hire accruals and other; revaluation of contingent consideration; costs relating to exit of non-core business; non-recurring regulatory, professional fees and other; and shares received on recognition of contingent asset were previously included with "other (income) and expenses" and are now shown separately in the reconciliation of adjusted base EBITDA above. Prior year figures have been reclassified to conform with current presentation.

[5] Prior year figures have been revised to remove the adjustment of depreciation and amortization.

Business development and outlook

On June 6, 2024, we launched the Sprott Physical Copper Trust ("COP"), the world's first physical copper investment fund. COP closed its initial public offering for gross proceeds of $110 million. After the launch, on July 8, 2024 COP established an ATM equity program to issue up to an additional $500 million of trust units. COP was created to provide investors with an alternative to rolling copper futures and a complement to investing in copper mining equities. COP is a closed-end trust trading in U.S. dollars and Canadian dollars on the Toronto Stock Exchange under the symbols "COP.U" and "COP.UN", respectively.

On March 6, 2024, we expanded our critical materials offerings with the launch of the Sprott Copper Miners ETF. We also added to our growing European product suite by introducing the Sprott Junior Uranium Miners UCITS ETF.

Sprott is well positioned for this uncertain future. Global central banks are clearly focused on reducing their reliance on U.S. Treasuries and have turned to gold instead. We expect this trend to accelerate and broaden with investor participation increasing. The recent turmoil in metals markets has highlighted the importance of physical ownership, an area where Sprott offers best-in-class solutions to individual and institutional investors. The realignment of global trade and a focus on energy security will create demand for critical materials produced in"friendly" jurisdictions. We continue to develop new exchange-listed and actively-managed critical materials strategies to capitalize on this powerful long-term trend. We have invested in our sales and marketing capabilities to deliver our clients the highest levels of client service, while building on our position as thought leaders in our core themes. We have a highly-motivated team committed to creating value for our clients and shareholders in the months and years ahead.

Subsequent to year-end, as at February 21, 2025, AUM was $33.5 billion, up 6% from $31.5 billion at December 31, 2024.

Results of operations

Summary financial information

(In thousands $)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Summary income statement								
Management fees [1]	41,161	38,693	38,065	36,372	34,244	32,867	32,940	31,170
Fund expenses [2],[3]	(2,708)	(2,385)	(2,657)	(2,234)	(2,200)	(1,740)	(1,871)	(1,795)
Direct payouts	(1,561)	(1,483)	(1,408)	(1,461)	(1,283)	(1,472)	(1,342)	(1,187)
Carried interest and performance fees	2,511	4,110	698	—	503	—	388	—
Carried interest and performance fee payouts - internal	(830)	—	(251)	—	(222)	—	(236)	—
Carried interest and performance fee payouts - external [3]	—	—	—	—	—	—	—	—
Net fees	38,573	38,935	34,447	32,677	31,042	29,655	29,879	28,188
Commissions	819	498	3,332	1,047	1,331	539	1,647	4,784
Commission expense - internal	(146)	(147)	(380)	(217)	(161)	(88)	(494)	(1,727)
Commission expense - external [3]	(290)	(103)	(1,443)	(312)	(441)	(92)	(27)	(642)
Net commissions	383	248	1,509	518	729	359	1,126	2,415
Finance income [2]	1,441	1,574	4,084	1,810	1,391	1,795	1,650	1,655
Gain (loss) on investments	(3,889)	937	1,133	1,809	2,808	(1,441)	(1,950)	1,958
Co-investment income [2]	296	418	416	274	170	462	1,327	93
Total net revenues [2],[4]	**36,804**	**42,112**	**41,589**	**37,088**	**36,140**	**30,830**	**32,032**	**34,309**
Compensation [2]	19,672	18,547	19,225	17,955	17,096	16,939	21,468	19,556
Direct payouts	(1,561)	(1,483)	(1,408)	(1,461)	(1,283)	(1,472)	(1,342)	(1,187)
Carried interest and performance fee payouts - internal	(830)	—	(251)	—	(222)	—	(236)	—
Commission expense - internal	(146)	(147)	(380)	(217)	(161)	(88)	(494)	(1,727)
Severance, new hire accruals and other	(166)	(58)	—	—	(179)	(122)	(4,067)	(1,257)
Net compensation	16,969	16,859	17,186	16,277	15,251	15,257	15,329	15,385
Net compensation ratio	44 %	46 %	44 %	47 %	47 %	50 %	48 %	52 %
Severance, new hire accruals and other	166	58	—	—	179	122	4,067	1,257
Selling, general and administrative ("SG&A") [2]	4,949	4,612	5,040	4,173	3,963	3,817	4,752	4,026
SG&A recoveries from funds [1]	(280)	(275)	(260)	(231)	(241)	(249)	(282)	(264)
Interest expense	613	933	715	830	844	882	1,087	1,247
Depreciation and amortization	600	502	568	551	658	731	748	706
Foreign exchange (gain) loss [2]	(2,706)	1,028	122	168	1,295	37	1,440	440
Other (income) and expenses [2]	—	—	(580)	—	3,368	4,809	(18,890)	1,249
Total expenses	**20,311**	**23,717**	**22,791**	**21,768**	**25,317**	**25,406**	**8,251**	**24,046**
Net income [5]	**11,680**	**12,697**	**13,360**	**11,557**	**9,664**	**6,773**	**17,724**	**7,638**
Net income per share [6]	0.46	0.50	0.53	0.45	0.38	0.27	0.70	0.30
Adjusted base EBITDA	**22,362**	**20,675**	**22,375**	**19,751**	**18,759**	**17,854**	**17,953**	**17,321**
Adjusted base EBITDA per share	0.88	0.81	0.88	0.78	0.75	0.71	0.71	0.68
Summary balance sheet								
Total assets [7]	388,798	412,477	406,265	389,784	378,835	375,948	381,519	386,765
Total liabilities [8]	65,150	82,198	90,442	82,365	73,130	79,705	83,711	108,106
Total AUM	31,535,062	33,439,221	31,053,136	29,369,191	28,737,742	25,398,159	25,141,561	25,377,189
Average AUM	33,401,157	31,788,412	31,378,343	29,035,667	27,014,109	25,518,250	25,679,214	23,892,335

(1) Previously, management fees within the above summary financial information table included SG&A recoveries from funds consistent with IFRS 15. For management reporting purposes, these recoveries are now shown next to their associated expense as management believes this will enable readers to transparently identify the net economics of these recoveries. However, consistent with IFRS 15, SG&A recoveries from funds are still shown within the "Management fees" line on the consolidated statement of operations. Prior year figures have been reclassified to conform with current presentation.

(2) Current and prior period figures on the consolidated statements of operations include the following adjustments: (1) trading costs incurred in managed accounts are now included within "Fund expenses" (previously included within "SG&A"); (2) interest income earned on cash deposits are now included within "Finance income" (previously included within "Other income"); (3) co-investment income and income attributable to non-controlling interest are now included as part of "Co-investment income" (previously included within "Other income"); (4) expenses attributable to non-controlling interest is now included within "Co-investment income" (previously included within "Other expenses"); (5) the mark-to-market expense of DSU issuances are now included within "Compensation" (previously included within "Other expenses"); (6) foreign exchange (gain) loss is now shown separately (previously included within "Other expenses"); and (7) shares received on a previously unrecorded contingent asset in Q2 2023 are now included within "Other (income) and expenses" (previously included within "Other income"). Management believes the above changes enable readers to better identify the nature of these revenues and expenses. Prior year figures have been reclassified to conform with current presentation.

(3) These amounts are included in the "Fund expenses" line on the consolidated statements of operations.

(4) Total revenues for the year ended December 31, 2024 were $178,655 (December 31, 2023- $151,367; December 31, 2022- $145,182).

(5) Net income for the year ended December 31, 2024 was $49,294 (December 31, 2023 - $41,799; December 31, 2022- $17,632).

(6) Basic and diluted net income per share for the year ended December 31, 2024 was $1.94 and $1.91, respectively (December 31, 2023 - $1.66 and $1.60, respectively; December 31, 2022 - $0.70 and $0.67, respectively).

(7) Total assets as at December 31, 2024 were $388,798 (December 31, 2023 - $378,835; December 31, 2022- $383,748).

(8) Total liabilities as at December 31, 2024 were $65,150 (December 31, 2023 - $73,130; December 31, 2022 - $106,477).

AUM summary

AUM ended the year at $31.5 billion as at December 31, 2024, down 6% from $33.4 billion as at September 30, 2024 but was up 10% from $28.7 billion as at December 31, 2023. Although fourth quarter AUM was negatively impacted by market value depreciation across most of our funds and the termination of certain subadvised fund contracts, 2024 was nevertheless our seventh consecutive year of double-digit AUM growth as we benefited from strong market value appreciation in our precious metals physical trusts and net inflows to our exchange listed products. Subsequent to year-end, as at February 21, 2025, AUM was $33.5 billion, up 6% from $31.5 billion at December 31, 2024.

3 months results						
(In millions $)	AUM Sep. 30, 2024	Net inflows [1]	Market value changes	Other net inflows [1]	AUM Dec. 31, 2024	Net management fee rate [2]
Exchange listed products						
- Precious metals physical trusts and ETFs						
- Physical Gold Trust	8,617	35	(44)	—	8,608	0.35%
- Physical Silver Trust	5,566	83	(422)	—	5,227	0.45%
- Physical Gold and Silver Trust	5,225	(69)	(143)	—	5,013	0.40%
- Precious Metals ETFs	404	(10)	(40)	—	354	0.33%
- Physical Platinum & Palladium Trust	151	33	(16)	—	168	0.50%
	19,963	72	(665)	—	19,370	0.39%
- Critical materials physical trusts and ETFs						
- Physical Uranium Trust	5,408	45	(591)	—	4,862	0.31%
- Critical Materials ETFs	2,307	27	(314)	—	2,020	0.52%
- Physical Copper Trust	103	(1)	(12)	—	90	0.32%
	7,818	71	(917)	—	6,972	0.37%
Total exchange listed products	27,781	143	(1,582)	—	26,342	0.39%
Managed equities [3],[4]	3,276	(55)	(221)	(127)	2,873	0.90%
Private strategies [4]	2,382	(35)	(27)	—	2,320	0.83%
Total AUM [5]	33,439	53	(1,830)	(127)	31,535	0.47%

12 months results						
(In millions $)	AUM Dec. 31, 2023	Net inflows [1]	Market value changes	Other net inflows [1]	AUM Dec. 31, 2024	Net management fee rate [2]
Exchange listed products						
- Precious metals physical trusts and ETFs						
- Physical Gold Trust	6,532	351	1,725	—	8,608	0.35%
- Physical Silver Trust	4,070	339	818	—	5,227	0.45%
- Physical Gold and Silver Trust	4,230	(230)	1,013	—	5,013	0.40%
- Precious Metals ETFs	339	(24)	39	—	354	0.33%
- Physical Platinum & Palladium Trust	116	75	(23)	—	168	0.50%
	15,287	511	3,572	—	19,370	0.39%
- Critical materials physical trusts and ETFs						
- Physical Uranium Trust	5,773	311	(1,222)	—	4,862	0.31%
- Critical Materials ETFs	2,143	321	(444)	—	2,020	0.52%
- Physical Copper Trust	—	1	(21)	110	90	0.32%
	7,916	633	(1,687)	110	6,972	0.37%
Total exchange listed products	23,203	1,144	1,885	110	26,342	0.39%
Managed equities [3],[4]	2,874	(222)	348	(127)	2,873	0.90%
Private strategies [4]	2,661	(207)	(134)	—	2,320	0.83%
Total AUM [5]	28,738	715	2,099	(17)	31,535	0.47%

[1] See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of this MD&A.

[2] Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.

[3] Managed equities is made up of primarily precious metal strategies (53%), high net worth managed accounts (38%) and U.S. value strategies (9%).

[4] Prior period figures have been reclassified to conform with current presentation.

[5] No performance fees are earned on exchange listed products. Certain managed equities products earn either performance fees based on returns above relevant benchmarks or earn carried interest calculated as a predetermined net profit over a preferred return. Private strategies LPs primarily earn carried interest calculated as a predetermined net profit over a preferred return.

Key revenue lines

Management, carried interest and performance fees

Management fees were $41.4 million for the quarter, up 20% from $34.5 million for the quarter ended December 31, 2023 and $155.3 million on a full-year basis, up 17% from $132.3 million for the year ended December 31, 2023. Carried interest and performance fees were $2.5 million for the quarter, up from $0.5 million for the quarter ended December 31, 2023 and $7.3 million on a full-year basis, up from $0.9 million for the year ended December 31, 2023. Net fees were $38.6 million for the quarter, up 24% from $31 million for the quarter ended December 31, 2023 and $144.6 million on a full-year basis, up 22% from $118.8 million for the year ended December 31, 2023. Our revenue performance in the quarter and on a full-year basis was primarily due to higher average AUM on strong market value appreciation in our precious metals physical trusts and inflows to the majority of our exchange listed products. We also benefited from carried interest and performance fee crystallization in certain funds in our managed equities and private strategies segments.

Commission revenues

Commission revenues were $0.8 million for the quarter, down 38% from $1.3 million for the quarter ended December 31, 2023 and $5.7 million on a full-year basis, down 31% from $8.3 million for the year ended December 31, 2023. Net commissions were $0.4 million for the quarter, down 47% from $0.7 million for the quarter ended December 31, 2023 and $2.7 million on a full-year basis, down 43% from $4.6 million for the year ended December 31, 2023. Commission revenue was lower in the quarter due to modest ATM activity in our critical materials physical trusts. On a full-year basis, the decline in commission revenue was due to the sale of our former Canadian broker-dealer in the second quarter of last year.

Finance income

Finance income was $1.4 million for the quarter, up 4% from the quarter ended December 31, 2023 and $8.9 million on a full-year basis, up 37% from $6.5 million for the year ended December 31, 2023. The increase in the quarter was due to higher income generation in co-investment positions we hold in our LPs managed in our private strategies segment. The increase on a full-year basis was due to higher income earned on streaming syndication activity in the second quarter.

Key expense lines

Compensation

Net compensation expense was $17 million for the quarter, up 11% from $15.3 million for the quarter ended December 31, 2023 and $67.3 million on a full-year basis, up 10% from $61.2 million for the year ended December 31, 2023. The increase in the quarter and on a full-year basis was primarily due to increased Annual Incentive Program ("AIP") accruals on higher net fee generation. Our net compensation ratio was 44% in the quarter (December 31, 2023 - 47%) and 45% on a full-year basis (December 31, 2023 - 49%).

SG&A

SG&A expense was $4.9 million for the quarter, up 25% from $4 million for the quarter ended December 31, 2023 and $18.8 million on a full-year basis, up 13% from $16.6 million for the year ended December 31, 2023. The increase in the quarter and on a full-year basis was due to higher professional services, marketing and technology costs.

Earnings

Net income for the quarter was $11.7 million ($0.46 per share), up 21% from $9.7 million ($0.38 per share) for the quarter ended December 31, 2023 and was $49.3 million ($1.94 per share) on a full-year basis, up 18% from $41.8 million ($1.66 per share) for the year ended December 31, 2023. Our earnings in the quarter and on a full-year basis benefited from higher average AUM on strong market value appreciation in our precious metals physical trusts and inflows to the majority of our exchange listed products. We also benefited from carried interest and performance fee crystallization in certain funds in our managed equities and private strategies segments.

Adjusted base EBITDA was $22.4 million ($0.88 per share) for the quarter, up 19% from $18.8 million ($0.75 per share) for the quarter ended December 31, 2023 and $85.2 million ($3.35 per share) on a full-year basis, up 18% from $71.9 million ($2.85 per share) for the year ended December 31, 2023. Adjusted base EBITDA in the quarter and on a full-year basis benefited from higher average AUM on strong market value appreciation in our precious metals physical trusts and inflows to the majority our exchange listed products.

Additional revenues and expenses

Investment losses were $3.9 million for the quarter, down from investment gains of $2.8 million for the quarter ended December 31, 2023 and investment losses were nominal on a full-year basis, down from investment gains of $1.4 million for the year ended December 31, 2023. Investment losses in the quarter and on a full-year basis were mainly from market value depreciation of our co-investments.

Depreciation of property and equipment was $0.6 million for the quarter, down 9% from $0.7 million for the quarter ended December 31, 2023 and $2.2 million on a full-year basis, down 22% from $2.8 million for the year ended December 31, 2023. Depreciation of property and equipment was lower in the quarter due to savings on the renewal of an existing lease. On a full-year basis, the decrease was due to cancelled lease agreements on the sale of our legacy non-core asset management business domiciled in Korea in the third quarter of last year.

Other (income) and expenses were $nil for the quarter compared to other expenses of $3.4 million for the quarter ended December 31, 2023. Other income was $0.6 million on a full-year basis, down 94% from $9.5 million for the year ended December 31, 2023. The decrease on a full-year basis was due to the recognition of income on the recording of a non-recurring contingent asset in the second quarter of last year.

Balance sheet

Total assets were $388.8 million, up 3% from $378.8 million as at December 31, 2023. The increase was primarily from cash generation on increased earnings, partially offset by FX translation losses in the period. Total liabilities were $65.2 million, down 11% from $73.1 million as at December 31, 2023. The decrease was primarily from the full repayment of our loan facility. Total shareholder's equity was $323.6 million, up 6% from $305.7 million as at December 31, 2023.

Reportable operating segments

Exchange listed products

(In thousands $)	3 months ended		12 months ended	
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Summary income statement				
Management fees	**29,115**	**22,744**	**107,928**	**81,417**
Fund expenses	(2,095)	(1,580)	(7,914)	(5,058)
Net fees	27,020	21,164	100,014	76,359
Commissions	**499**	**947**	**4,041**	**2,390**
Commission expense - internal	(37)	(66)	(323)	(171)
Commission expense - external	(250)	(441)	(1,944)	(1,186)
Net commissions	212	440	1,774	1,033
Gain (loss) on investments	(2,616)	317	76	(359)
Co-investment income	—	—	29	1,014
Finance income [1]	111	65	424	251
Total net revenues	24,727	21,986	102,317	78,298
Net compensation	4,614	3,518	17,466	13,422
Severance, new hire accruals and other	—	56	—	89
SG&A	1,800	1,565	6,736	5,831
Interest expense	290	476	1,348	2,376
Depreciation and amortization	35	46	133	161
Foreign exchange (gain) loss [1]	(1,832)	447	(1,693)	344
Other (income) and expenses [1]	—	2,285	(580)	(17,920)
Total expenses	**4,907**	**8,393**	**23,410**	**4,303**
Income before income taxes	**19,820**	**13,593**	**78,907**	**73,995**
Adjusted base EBITDA	21,788	17,401	81,033	62,303
Adjusted base EBITDA margin [2]	80 %	80 %	79 %	80 %
Total AUM	26,341,775	23,202,564	26,341,775	23,202,564
Average AUM	27,831,718	21,675,252	25,861,175	19,689,463

[1] See footnote 2 of the summary financial information table on page 21 of the MD&A.

[2] Prior year figures have been revised to remove the adjustment of depreciation and amortization.

3 and 12 months ended

Income before income taxes was $19.8 million for the quarter, up 46% from $13.6 million for the quarter ended December 31, 2023 and was $78.9 million on a full-year basis, up 7% from $74 million for the year ended December 31, 2023. Our earnings in the quarter and on a full-year basis benefited from higher management fees resulting from higher average AUM on strong market valuations of our precious metals physical trusts and inflows to the majority of our exchange listed products.

Adjusted base EBITDA was $21.8 million for the quarter, up 25% from $17.4 million for the quarter ended December 31, 2023 and was $81 million on a full-year basis, up 30% from $62.3 million for the year ended December 31, 2023. Adjusted base EBITDA in the quarter and on a full-year basis benefited from higher management fees resulting from higher average AUM on strong market valuations of our precious metals physical trusts and inflows to the majority of our exchange listed products.

Managed equities

(In thousands $)	3 months ended		12 months ended	
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Summary income statement				
Management fees [1]	**7,496**	**6,365**	**28,011**	**27,092**
Fund expenses [2]	(454)	(520)	(1,759)	(2,035)
Direct payouts	(1,124)	(824)	(4,116)	(3,520)
Carried interest and performance fees	**2,310**	**253**	**7,118**	**641**
Carried interest and performance fee payouts - internal	(752)	(108)	(1,003)	(344)
Net fees	7,476	5,166	28,251	21,834
Gain (loss) on investments	(606)	2,359	2,529	907
Co-investment income	52	—	145	281
Finance income [2]	133	60	355	223
Total net revenues	7,055	7,585	31,280	23,245
Net compensation	3,396	3,139	13,647	12,976
Severance, new hire accruals and other	100	95	158	607
SG&A [2]	1,290	1,102	4,888	4,396
SG&A recoveries from funds [1]	(280)	(241)	(1,046)	(1,036)
Interest expense	143	333	982	1,470
Depreciation and amortization	96	139	378	483
Foreign exchange (gain) loss [2]	(1,421)	122	(1,375)	77
Other (income) and expenses [2]	—	—	—	314
Total expenses	**3,324**	**4,689**	**17,632**	**19,287**
Income before income taxes	**3,731**	**2,896**	**13,648**	**3,958**
Adjusted base EBITDA	2,136	1,601	7,363	7,756
Adjusted base EBITDA margin [3]	35 %	32 %	33 %	35 %
Total AUM	2,872,973	2,874,049	2,872,973	2,874,049
Average AUM	3,208,676	2,709,385	3,024,080	2,799,403

(1) See footnote 1 of the summary financial information table on page 21 of the MD&A.

(2) See footnote 2 of the summary financial information table on page 21 of the MD&A.

(3) Prior year figures have been revised to remove the adjustment of depreciation and amortization.

3 and 12 months ended

Income before income taxes was $3.7 million for the quarter, up 29% from $2.9 million for the quarter ended December 31, 2023 and was $13.6 million on a full-year basis, up from $4 million for the year ended December 31, 2023. Our earnings in the quarter and on a full-year basis benefited from carried interest and performance fee crystallization in certain funds and higher management fees on higher average AUM.

Adjusted base EBITDA was $2.1 million for the quarter, up 33% from $1.6 million for the quarter ended December 31, 2023 and was $7.4 million on a full-year basis, down 5% from $7.8 million for the year ended December 31, 2023. Adjusted base EBITDA in the quarter benefited from higher management fees on higher average AUM. On a full-year basis, our results were negatively impacted by higher SG&A from increased professional services costs.

Private strategies

(In thousands $)	3 months ended		12 months ended	
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Summary income statement				
Management fees	**4,794**	**5,304**	**19,579**	**21,290**
Fund expenses	(159)	(35)	(311)	(172)
Direct payouts	(437)	(459)	(1,797)	(1,764)
Carried interest and performance fees	**201**	**250**	**201**	**250**
Carried interest and performance fee payouts - internal	(78)	(114)	(78)	(114)
Net fees	4,321	4,946	17,594	19,490
Finance income [1]	1,084	1,137	7,685	4,501
Gain (loss) on investments	303	212	359	2,142
Total net revenues	5,708	6,295	25,638	26,133
Net compensation	2,329	2,500	10,682	9,917
Severance, new hire accruals and other	—	—	—	54
SG&A	589	356	2,144	1,576
Interest expense	2	2	8	6
Depreciation and amortization	18	7	39	25
Foreign exchange (gain) loss [1]	(2,769)	1,138	(3,466)	1,213
Other (income) and expenses [1]	—	523	—	763
Total expenses	**169**	**4,526**	**9,407**	**13,554**
Income before income taxes	**5,539**	**1,769**	**16,231**	**12,579**
Adjusted base EBITDA	2,364	3,090	12,331	12,361
Adjusted base EBITDA margin [2]	45 %	52 %	49 %	52 %
Total AUM	2,320,314	2,661,129	2,320,314	2,661,129
Average AUM	2,360,763	2,629,472	2,515,967	2,410,451

(1) See footnote 2 of the summary financial information table on page 21 of the MD&A.

(2) Prior year figures have been revised to remove the adjustment of depreciation and amortization.

3 and 12 months ended

Income before income taxes was $5.5 million for the quarter, up from $1.8 million for the quarter ended December 31, 2023 and was $16.2 million on a full-year basis, up 29% from $12.6 million for the year ended December 31, 2023. Our earnings in the quarter and on a full-year basis benefited from foreign exchange gains and income earned on the streaming syndication activity in the second quarter.

Adjusted base EBITDA was $2.4 million for the quarter, down 23% from $3.1 million for the quarter ended December 31, 2023 and was $12.3 million on a full-year basis, down slightly from $12.4 million for the year ended December 31, 2023. Adjusted base EBITDA in the quarter and on a full-year basis was impacted by lower management fees due to a combination of net capital distributions and lower commitment fee earning assets, partially offset by higher finance income earned on streaming syndication activity in the second quarter.

Corporate

This segment is a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		12 months ended	
(In thousands $)	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Summary income statement				
Gain (loss) on investments	(233)	(296)	(469)	(321)
Finance income [1]	27	39	85	123
Total revenues	**(206)**	**(257)**	**(384)**	**(198)**
Net compensation [1]	6,259	5,681	23,848	20,950
Severance, new hire accruals and other	66	23	66	4,746
SG&A	1,012	659	3,942	2,486
Interest expense	178	33	753	127
Depreciation and amortization	448	462	1,658	1,759
Foreign exchange (gain) loss [1]	3,138	(287)	4,811	1,631
Other (income) and expenses [1]	—	631	—	2,077
Total expenses	**11,101**	**7,202**	**35,078**	**33,776**
Income (loss) before income taxes	**(11,307)**	**(7,459)**	**(35,462)**	**(33,974)**
Adjusted base EBITDA	(3,554)	(2,954)	(14,098)	(11,047)

[1] See footnote 2 of the summary financial information table on page 21 of the MD&A.

3 and 12 months ended

- Net compensation was higher primarily due to increased AIP accruals on higher net fee generation.

- Severance and other expenses were nominal in the quarter and on a full-year basis.

- SG&A was higher primarily due to increased technology and professional services costs.

Dividends

The following dividends were declared by the Company during the last three years:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
November 18, 2024 - Regular dividend Q3 2024	December 3, 2024	$0.30	7,749
August 19, 2024 - Regular dividend Q2 2024	September 3, 2024	$0.25	6,466
May 21, 2024 - Regular dividend Q1 2024	June 5, 2024	$0.25	6,466
March 4, 2024 - Regular dividend Q4 2023	March 19, 2024	$0.25	6,466
Dividends declared in 2024 [1]			27,147
November 13, 2023 - Regular dividend Q3 2023	November 28, 2023	$0.25	6,458
August 21, 2023 - Regular dividend Q2 2023	September 5, 2023	$0.25	6,467
May 15, 2023 - Regular dividend Q1 2023	May 30, 2023	$0.25	6,482
March 6, 2023 - Regular dividend Q4 2022	March 21, 2023	$0.25	6,489
Dividends declared in 2023			25,896
November 14, 2022 - Regular dividend Q3 2022	November 29, 2022	$0.25	6,480
August 12, 2022 - Regular dividend Q2 2022	August 29, 2022	$0.25	6,484
May 16, 2022 - Regular dividend Q1 2022	May 31, 2022	$0.25	6,500
March 7, 2022 - Regular dividend Q4 2021	March 22, 2022	$0.25	6,467
Dividends declared in 2022			25,931

[1] Subsequent to year end, on February 25, 2025, a regular dividend of $0.30 per common share was declared for the quarter ended December 31, 2024. This dividend is payable on March 25, 2025 to shareholders of record at the close of business on March 10, 2025.

Capital stock

Total capital stock issued and outstanding was 25.8 million (December 31, 2023 - 25.9 million). The decrease in the period was due to the repurchase and cancellation of 48,182 shares through the normal course issuer bid. As at December 31, 2024, no unvested shares were held in the EPSP Trust (December 31, 2023 - 0.5 million).

Earnings per share for the current and prior period have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.46 for the quarter and $1.94 on a full-year basis compared to $0.38 and $1.66 in the prior periods, respectively. Diluted earnings per share was $0.45 for the quarter and $1.91 on a full-year basis compared to $0.37 and $1.60 for the prior periods, respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.

A total of 12,500 stock options are outstanding pursuant to our stock option plan with 1.4 years remaining on their contractual life, all of which are exercisable.

Liquidity and capital resources

As at December 31, 2024, the Company had $46.8 million (December 31, 2023 - $20.7 million) of cash and cash equivalents. In addition, the Company had $72.8 million of co-investments (December 31, 2023 - $93.5 million) of which $23.8 million (December 31, 2023 - $39.5 million) can be monetized in less than 90 days (liquid co-investments).

As at December 31, 2024, the Company had $nil (December 31, 2023 - $24.2 million) outstanding on its credit facility, which matures on August 8, 2028. As at December 31, 2024, the Company was in compliance with all covenants, terms and conditions under the credit facility.

The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.

Key terms under the current credit facility are noted below:

Structure

- 5-year, $75 million revolver with "bullet maturity" August 8, 2028

Interest rate

- SOFR + 2.33%

Covenant terms

- Minimum AUM: CAD$15.4 billion;
- Debt to EBITDA less than or equal to 2.5:1; and
- EBITDA to interest expense more than or equal to 2.5:1

Commitments

The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at December 31, 2024, the Company had $5.2 million in co-investment commitments in private strategies LPs due within one year (December 31, 2023 - $4 million) and $1.5 million due after 12 months (December 31, 2023 - $1.9 million).

The following are the remaining contractual maturities of financial liabilities as at December 31, 2024 (in thousands $):

Contractual obligations	Carrying Amount	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating accounts payable	6,418	6,418	—	—	—
Compensation payable	11,829	11,829	—	—	—
Lease obligation	10,211	1,097	2,306	1,915	4,893
Total contractual obligations	28,458	19,344	2,306	1,915	4,893

Critical accounting estimates and significant judgments

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company's material accounting policy information are described in Note 2 of the December 31, 2024 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgments that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually. This annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions and volatility of underlying securities in warrant valuations. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Significant judgments

Investments in other entities

IFRS 10 *Consolidated Financial Statements* ("IFRS 10") and IAS 28 *Investments in Associates and Joint Ventures* ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Managing financial risks

Market risk

The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company's earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Foreign currency risk

The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact the liquidity of the company as determined at the transactional currency level.

Credit risk

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.

Investments

The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Other

The majority of receivables relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. The Company has $46.8 million (December 31, 2023 - $20.7 million) of cash and cash equivalents. In addition, the Company has $72.8 million of co-investments (December 31, 2023 - $93.5 million), of which $23.8 million (December 31, 2023 - $39.5 million) can be monetized in less than 90 days (liquid co-investments). The Company also has access to a credit facility of $75 million with a major Canadian schedule I chartered bank.

The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.

The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due and ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include but are not limited to: drawing on the line of credit; slowing its co-investment activities; liquidating investments; and adjusting or otherwise temporarily suspending AIPs.

Concentration risk

A significant portion of the Company's AUM and its investments are focused on the natural resource sector, and in particular, precious metals and critical materials related investments and transactions. In addition, from time-to-time, certain investments may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")

Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at December 31, 2024. In addition, there were no material changes to ICFR during the quarter.

Managing non-financial risks

Confidentiality of information

Confidentiality is essential to the success of the Company's business, and it strives to consistently maintain the highest standards of trust, integrity and professionalism. Account information is kept under strict control in compliance with all applicable laws, and physical, procedural, and electronic safeguards are maintained in order to protect this information from access by unauthorized parties. The Company keeps the affairs of its clients confidential and does not disclose the identities of clients (absent expressed client consent to do so). If a prospective client requests a reference, the Company will not provide the name of an existing client before receiving permission from that client to do so.

Conflicts of interest

The Company established a number of policies with respect to employee personal trading. Employees may not trade any of the securities held or being considered for investment by any of the Company's funds without prior approval. In addition, employees must receive prior approval before they are permitted to buy or sell securities. Speculative trading is strongly discouraged. All employees must comply with the Company's Code of Ethics. The code establishes strict rules for professional conduct including the management of conflicts of interest.

Independent review committee

National Instrument 81-107 - Independent Review Committee for Investment Funds ("NI 81-107") requires all publicly offered investment funds in Canada to establish an independent review committee ("IRC") to whom all conflicts of interest matters must be referred for review and approval. The Company established an IRC for its Canadian public funds. As required by NI 81-107, the Company established written policies and procedures for dealing with conflict of interest matters and maintains records in respect of these matters and provides assistance to the IRC in carrying out its functions. The IRC is comprised of three independent members, and is subject to requirements to conduct regular assessments and provide reports to the Company and to the holders of interests in public funds in respect of its functions.

Insurance

The Company maintains appropriate insurance coverage for general business and liability risks as well as insurance coverage required by regulation. Insurance coverage is reviewed periodically to ensure continued adequacy.

Internal controls and procedures

Several of the Company's subsidiaries operate in regulated environments and are subject to business conduct rules and other rules and regulations. The Company has internal control policies related to business conduct. They include controls required to ensure compliance with the rules and regulations of relevant regulatory bodies including the OSC, the Canadian Investment Regulatory Organization, FINRA and the U.S. Securities and Exchange Commission ("SEC").

Enterprise risk management

The starting point to any enterprise risk management program ("ERM") is the articulation of a risk appetite, which is the amount and types of risk we are willing to accept in our pursuit of business objectives. A company's risk appetite is the bedrock upon which an ERM framework is established.

Our risk appetite is primarily based on specific regulatory and legal environment considerations, general corporate sustainability responsibilities, the need for sound capital adequacy and treasury management processes, the preservation of its positive reputation among current and future stakeholders, the natural expectation of its shareholders that it takes appropriate and reasonable levels of risk in its various business segments to maximize shareholder returns and its overall desire to be good corporate citizens as part of its organizational culture and core values. The aforementioned considerations formed the basis for our risk appetite statements noted below:

- Regardless of loss probability, we will only accept inherent or residual risks that we have a proven, demonstrable ability to understand, diligently manage on an ongoing basis and thoroughly consider and balance relative to the outcomes; and

- Our risk appetite is low around any actions or inactions that could materially jeopardize the Company's reputation, purpose and values or commitment to its stakeholders. Furthermore, at no point would we ever accept existential inherent or residual risks, regardless of loss probability or profit upside.

The ERM process involves a comprehensive drill down through the organization to its constituent parts to identify all salient risks and evaluate them through the lens of our risk appetite. The following is a summary of the ERM steps used to filter organizational risks through our risk appetite:

- Identify all major processes within each business segment (and enterprise shared services function supporting them);

- Identify materially relevant inherent risks (both quantitative and qualitative), that may arise in each major process area;

- Rate each inherent risk (in the absence of internal controls) based on the degree of event probability and impact to the organization;

- Determine our risk tolerance for each inherent risk previously identified and rated;

- Identify internal controls in place (or needed) to mitigate the inherent risks down to the appropriate "residual level" (i.e. determine the post-controls risk rating and compare it to our predetermined risk tolerance level). We stratify our internal controls universe using the "three lines of defense" approach recommended by the Institute of Internal Auditors prior to evaluating the effectiveness of internal controls;

- Compare all residual risk ratings to their corresponding risk tolerance level to ensure the risk is being appropriately managed (i.e. there are a sufficient number of, and appropriate types of, internal controls in place to manage the risk in light of our risk tolerance), and if not, take further action; and

- Test, document and report on the effectiveness of the ERM program in managing risks within the boundaries of our risk appetite.

Financial Statements & Notes

Management's responsibility for financial reporting

The accompanying consolidated financial statements, which consolidate the financial results of Sprott Inc. (the "Company"), were prepared by management, who are responsible for the integrity and fairness of all information presented in the consolidated financial statements and management's discussion and analysis ("MD&A") for the years ended December 31, 2024 and 2023. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented in the MD&A is consistent with that in the consolidated financial statements.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the material accounting policy information summarized in Note 2 of the consolidated financial statements. Management maintains a system of internal controls to meet its responsibilities for the integrity of the consolidated financial statements.

The board of directors of the Company appoints the Company's audit and risk management committee annually. Among other things, the mandate of the audit & risk management committee includes the review of the consolidated financial statements of the Company on a quarterly basis and the recommendation to the board of directors for approval. The audit & risk management committee has access to management and the auditors to review their activities and to discuss the external audit program, internal controls, accounting policies and financial reporting matters.

KPMG LLP performed an independent audit of the consolidated financial statements, as outlined in the auditor's report contained herein. KPMG LLP had, and has, full and unrestricted access to management of the Company, the audit & risk management committee and the board of directors to discuss their audit and related findings and have the right to request a meeting in the absence of management at any time.

Whitney George
Chief Executive Officer

Kevin Hibbert, FCPA, FCA
Chief Financial Officer and Senior Managing Partner

February 25, 2025

Management's responsibility for financial controls

The management of Sprott Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management has used the *Internal Control – Integrated Framework (2013)* to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of the Company's internal control over financial reporting as of December 31, 2024, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.

KPMG LLP, the independent auditors appointed by the shareholders of the Company, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report below.

Whitney George
Chief Executive Officer

Kevin Hibbert, FCPA, FCA
Chief Financial Officer and Senior Managing Partner

February 25, 2025



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Sprott Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sprott Inc. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.



We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and risk management committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Valuation of indefinite life fund management contracts

As discussed in note 2 to the consolidated financial statements, an annual test for impairment augments the quarterly impairment indicator assessment of impairment for indefinite life intangibles. The recoverable amounts associated with intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and are determined using the value-in-use method. These estimates require significant judgment regarding market growth rates, discount rates, fund flow assumptions, expected margins and costs which could affect the Company's future results. As discussed in note 9 to the consolidated financial statements, the Company's indefinite life fund management contracts totaled $168,254 thousand as of December 31, 2024.

We identified the assessment of the recoverable amounts of the indefinite-life fund management contracts as a critical audit matter. A higher degree of auditor judgment was required to evaluate the significant assumptions, which were determined to be maket growth rates, fund flow assumptions and discount rates, used in determining the recoverable amounts. The sensitivity of reasonably possible changes to those assumptions could have had a significant impact on the determination of the recoverable amounts of the indefinite-life fund management contracts.



The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's impairment testing process, including controls over the development of the significant assumptions. We evaluated the Company's ability to forecast fund flows by comparing historical forecasts to actual results. We evaluated the forecasted fund flows and market growth rates by considering external market and industry outlook data.

We involved valuation professionals with specialized skills and knowledge, who assisted in:

– assessing the discount rates used by management by comparing against discount rate ranges that were developed using publicly available market data and independently developed assumptions; and

– assessing the recoverable amounts determined by management using the forecasted fund flows, market growth rates and discount rates by comparing the implied assets under management ("AUM") multiple against publicly available AUM multiples for comparable companies.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2016.

Toronto, Canada
February 25, 2025



KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Sprott Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Sprott Inc. and its subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 25, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Responsibility for Internal Controls. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.



We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 25, 2025

Consolidated balance sheets

As at (In thousands of U.S. dollars)		Dec. 31 2024	Dec. 31 2023
Assets			
Current			
Cash and cash equivalents		46,834	20,658
Fees receivable		15,393	7,481
Short-term investments [1]	(Notes 3 & 12)	225	754
Other assets	(Note 5)	14,657	13,496
Income taxes recoverable		2,079	1,189
Total current assets		79,188	43,578
Co-investments	(Notes 4 & 12)	72,848	93,528
Other assets [1]	(Notes 5 & 12)	27,279	25,769
Property and equipment, net	(Note 8)	19,185	10,856
Intangible assets	(Note 9)	168,254	182,902
Goodwill	(Note 9)	19,149	19,149
Deferred income taxes	(Note 11)	2,895	3,053
		309,610	335,257
Total assets		388,798	378,835
Liabilities and shareholders' equity			
Current			
Accounts payable and accrued liabilities		7,605	12,647
Compensation payable		11,829	7,822
Income taxes payable		10,844	980
Total current liabilities		30,278	21,449
Other accrued liabilities		22,958	16,637
Loan facility	(Note 17)	—	24,237
Deferred income taxes	(Note 11)	11,914	10,807
Total liabilities		65,150	73,130
Shareholders' equity			
Capital stock	(Note 10)	450,127	434,764
Contributed surplus	(Note 10)	36,267	35,281
Deficit		(67,255)	(89,402)
Accumulated other comprehensive loss		(95,491)	(74,938)
Total shareholders' equity		323,648	305,705
Total liabilities and shareholders' equity		388,798	378,835
Commitments and provisions	(Note 18)		

(1) Prior period figures have been reclassified to conform with current presentation

The accompanying notes form part of the consolidated financial statements

"Ron Dewhurst"   *"Graham Birch"*
   Director   Director

Consolidated statements of operations and comprehensive income

		For the years ended	
(In thousands of U.S. dollars, except for per share amounts)		Dec. 31 2024	Dec. 31 2023
Revenues			
Management fees		155,337	132,257
Carried interest and performance fees		7,319	891
Commissions		5,696	8,301
Finance income [1]		8,909	6,491
Gain (loss) on investments	(Notes 3, 4 and 5)	(10)	1,375
Co-investment income [1]	(Note 6)	1,404	2,052
Total revenues		178,655	151,367
Expenses			
Compensation [1]	(Note 10)	75,399	75,059
Fund expenses [1]		12,132	8,808
Selling, general and administrative [1]		18,774	16,558
Interest expense		3,091	4,060
Depreciation of property and equipment		2,221	2,843
Foreign exchange (gain) loss [1]		(1,388)	3,212
Other (income) and expenses [1]	(Note 7)	(580)	(9,464)
Total expenses		109,649	101,076
Income before income taxes for the year		69,006	50,291
Provision for income taxes	(Note 11)	19,712	8,492
Net income for the year		49,294	41,799
Net income per share:			
Basic	(Note 10)	1.94	1.66
Diluted	(Note 10)	1.91	1.60
Net income for the year		49,294	41,799
Other comprehensive income (loss)			
Items that may be reclassified subsequently to profit or loss			
Foreign currency translation gain (loss) (taxes of $Nil)		(20,553)	4,677
Total other comprehensive income (loss)		(20,553)	4,677
Comprehensive income (loss)		28,741	46,476

(1) Prior period figures have been reclassified to conform with current presentation

The accompanying notes form part of the consolidated financial statements

Consolidated statements of changes in shareholders' equity

(In thousands of U.S. dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity
At Dec. 31, 2023		25,410,151	434,764	35,281	(89,402)	(74,938)	305,705
Shares acquired for equity incentive plan	*(Note 10)*	(26,321)	(963)	—	—	—	(963)
Shares issued and released on equity incentive plans	*(Note 10)*	479,211	18,348	(16,628)	—	—	1,720
Shares acquired and canceled under normal course issuer bid	*(Note 10)*	(48,182)	(2,022)	—	—	—	(2,022)
Foreign currency translation gain (loss)		—	—	—	—	(20,553)	(20,553)
Stock-based compensation	*(Note 10)*	—	—	17,614	—	—	17,614
Dividends declared	*(Note 14)*	—	—	—	(27,147)	—	(27,147)
Net income		—	—	—	49,294	—	49,294
Balance, Dec. 31, 2024		25,814,859	450,127	36,267	(67,255)	(95,491)	323,648
At Dec. 31, 2022		25,325,894	428,475	33,716	(105,305)	(79,615)	277,271
Shares acquired for equity incentive plan	*(Note 10)*	(154,131)	(5,252)	—	—	—	(5,252)
Shares issued and released on equity incentive plans	*(Note 10)*	363,352	15,649	(18,846)	—	—	(3,197)
Shares acquired and canceled under normal course issuer bid	*(Note 10)*	(126,353)	(4,157)	—	—	—	(4,157)
Foreign currency translation gain (loss)		—	—	—	—	4,677	4,677
Stock-based compensation	*(Note 10)*	—	—	20,411	—	—	20,411
Dividends declared		1,389	49	—	(25,896)	—	(25,847)
Net income		—	—	—	41,799	—	41,799
Balance, Dec. 31, 2023		25,410,151	434,764	35,281	(89,402)	(74,938)	305,705

The accompanying notes form part of the consolidated financial statements

Consolidated statements of cash flows

	For the years ended	
(In thousands of U.S. dollars)	Dec. 31 2024	Dec. 31 2023
Operating activities		
Net income for the year	49,294	41,799
Add (deduct) non-cash items:		
(Gain) loss on investments	10	(1,375)
Stock-based compensation	17,614	20,411
Depreciation of property and equipment	2,221	2,843
Deferred income tax expense	1,971	1,002
Current income tax expense	17,741	7,490
Other items	(2,576)	(6,961)
Shares received on recognition of a previously unrecorded contingent asset	—	(18,588)
Income taxes paid	(8,374)	(8,133)
Changes in:		
Fees receivable	(7,912)	884
Other assets	(5,060)	(5,144)
Accounts payable, accrued liabilities and compensation payable	4,223	(4,367)
Cash provided by (used in) operating activities	69,152	29,861
Investing activities		
Purchase of investments	(13,405)	(25,474)
Sale of investments	43,694	27,033
Purchase of property and equipment	(1,868)	(1,535)
Proceeds received on exit of non-core businesses	—	4,583
Management contract consideration	(3,906)	—
Cash provided by (used in) investing activities	24,515	4,607
Financing activities		
Acquisition of common shares for equity incentive plan	(963)	(5,252)
Acquisition of common shares under normal course issuer bid	(2,022)	(4,157)
Repayment of lease liabilities	(1,342)	(2,224)
Contributions from non-controlling interest	(1,462)	4,216
Advances from loan facility	6,440	—
Repayments of loan facility	(30,677)	(30,200)
Dividends paid	(27,147)	(25,847)
Cash provided by (used in) financing activities	(57,173)	(63,464)
Effect of foreign exchange on cash balances	(10,318)	(2,024)
Net increase (decrease) in cash and cash equivalents during the year	26,176	(31,020)
Cash and cash equivalents, beginning of the year	20,658	51,678
Cash and cash equivalents, end of the year	46,834	20,658
Cash and cash equivalents:		
Cash	43,214	20,658
Short-term deposits	3,620	—
	46,834	20,658

The accompanying notes form part of the consolidated financial statements

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

1   Corporate information

Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2   Summary of material accounting policy information

Statement of compliance

These annual audited consolidated financial statements for the years ended December 31, 2024 and 2023 ("financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

They have been authorized for issue by a resolution of the board of directors of the Company on February 25, 2025 and include all subsequent events up to that date.

Basis of presentation

These financial statements have been prepared on a going concern basis and on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss ("FVTPL") and which are measured at fair value to the extent required or permitted under IFRS and as set out in the relevant accounting policies. The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.

Principles of consolidation

These financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared for the same reporting period as the Company and are based on accounting policies consistent with that of the Company.

The Company consolidates interest in its funds or subsidiaries if the Company has control over the entity. Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the co-investment income line of the consolidated statements of operations and comprehensive income.

The Company currently controls the following principal subsidiaries:

- Sprott Asset Management LP ("SAM");

- Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;

- Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp. ("SRSR");

- Sprott Resource Lending Corp. ("SRLC"); and

- Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and with carrying brokers, which are not subject to restrictions, and short-term interest bearing notes and treasury bills with a term to maturity of less than three months from the date of purchase.

Investments

Investments include equity kickers received as consideration during private strategies, managed equities and broker-dealer activities as well as investments in private companies and are measured at FVTPL.

Co-investments

Co-investments are investments the Company makes alongside clients of the various fund strategies it manages to demonstrate the commitment and confidence the Company has in investment strategies that they promote and operate. Included in co-investments are the Company's investment in the fund products previously managed by its non-core asset management business domiciled in Korea.

Financial instruments

Classification and measurement of financial assets

Financial assets are measured on initial recognition at fair value, and are classified and subsequently measured at FVTPL, amortized cost or fair value through other comprehensive income ("FVOCI").

Financial assets are measured at amortized cost if the contractual terms of the instrument give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding and it is held within a business model whose objective is to hold assets to collect contractual cash flows.

All financial assets that are not measured at amortized cost or FVOCI are measured at FVTPL. This includes all derivative financial assets the Company may hold.

Valuation of investments

Investments include public equities, share purchase warrants, mutual funds, private holdings and alternative investment strategies, while co-investments are investments held in the funds managed or previously managed by the Company. Public equities, share purchase warrants and fixed income securities are measured at fair value and are accounted for on a trade-date basis. Mutual fund and alternative investment strategy investments which are included within Co-investments are valued using the net asset value per unit of the fund, which represents the underlying net assets at fair values determined using closing market prices. These investments are generally made in the process of launching a new fund and are redeemed (if open-end) or sold (if closed-end) as third party investors subscribe. The balance represents the Company's maximum exposure to loss associated with the investments. Private holdings include private company investments which are classified as FVTPL and carried at fair value based on the value of the Company's interests from financial information provided by management of the private companies, which may include operating results, subsequent rounds of financing and other appropriate information. Any change in fair value is recognized in gain (loss) on investments on the consolidated statements of operations and comprehensive income.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

Fair value hierarchy

All financial instruments recognized at fair value in the consolidated balance sheets are classified into three fair value hierarchy levels as follows:

- Level 1: valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

- Level 2: valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means; and

- Level 3: valuation techniques with significant unobservable market inputs.

The Company will transfer financial instruments into or out of levels in the fair value hierarchy on the reporting date to the extent the instrument no longer satisfies the criteria for inclusion in the category in question. Level 3 valuations are prepared by the Company and reviewed and approved by management at each reporting date. Valuation results, including the appropriateness of model inputs, are compared to actual market transactions to the extent readily available. Valuations of level 3 assets are also discussed with the Audit and Risk Management Committee as deemed necessary by the Company.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported on the consolidated balance sheets if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Impairment of financial assets

Expected credit losses are a probability-weighted estimate of future credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Company in accordance with the contract and the cash flows the Company expects to receive.

Recognition of income and related expenses

The Company receives variable consideration in the form of management fees, which are allocated to distinct time periods in which the management services are being provided. Management fees are recognized when they are no longer susceptible to market factors and no longer subject to a significant reversal in revenue.

The Company may also earn variable consideration in the form of carried interest and performance fees. These fees are recognized when they are no longer susceptible to market factors or subject to significant reversal in revenue, which is determined subject to agreements with the underlying funds. Carried interest and performance fee payments made in advance of the recognition of revenue are capitalized as part of Other assets and expensed once the revenue criteria above is met. The carried interest and performance fee prepaid asset is tested for impairment at each reporting date.

Commission income is recognized when the related services are rendered and no longer subject to a significant reversal in revenue.

Finance income, which includes income distributions from private strategies LP units the Company holds and interest income from cash on hand and brokerage client accounts, is recognized on an accrual basis using the effective interest method. Under the effective interest method, the interest rate realized is not necessarily the same as the stated rate in the loan or debenture documents. The effective interest rate is the rate required to discount the future value of all loan or debenture cash flows to their present value and is adjusted for the receipt of cash and non-cash items in connection with the loan.

Costs related to obtaining a contract with clients ("placement fees") are amortized on a systematic basis related to the transfer of services to those clients.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

Costs incurred on behalf of investment products that are not recoverable are included in Fund expenses on the statement of operations. Prior year figures were reclassified to include trading costs previously included within SG&A to better reflect the nature of these expenses. Costs incurred on behalf of investment products that are recoverable are included in Fund recoveries within Other assets.

Property and equipment

Property and equipment are recorded at cost and are amortized on either a straight-line or a declining balance basis over the expected useful life which ranges from 1 to 5 years or in the case of leasehold improvements over the term of the lease. Artwork is not amortized since it does not have a determinable useful life. The residual values, useful life and methods of amortization for property and equipment are reviewed at each reporting date and adjusted prospectively, if necessary. Any loss resulting from the impairment of property and equipment is expensed in the period the impairment is identified.

Intangible assets

Intangible assets other than goodwill are recognized when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Intangible assets that are purchased are measured at the acquisition date and include the fair value of considerations transferred, and include an estimate for contingent consideration where applicable.

Intangible assets with indefinite useful lives are not amortized, but are assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value is greater than its recoverable amount. In addition to impairment indicator assessments, indefinite life intangibles must be tested annually for impairment. The indefinite life of an intangible asset is reviewed annually to determine whether the indefinite life continues to be supportable. If no longer supportable, changes in useful life from indefinite to finite are made prospectively.

Any loss resulting from the impairment of intangible assets is expensed in the period the impairment is identified. Any gain resulting from an impairment reversal of intangible assets is recognized in the period the impairment reversal is identified but cannot exceed the carrying amount that would have been determined (net of amortization and impairment) had no impairment loss been recognized for the intangible asset in prior periods.

Business combinations and goodwill

The purchase price of an acquisition accounted for under the acquisition method is allocated based on the fair values of the net identifiable assets acquired. The excess of the purchase price over the fair values of such identifiable net assets is recorded as goodwill.

Goodwill, which is measured at cost less any accumulated impairment losses, is not amortized, but rather, is assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. In addition to quarterly impairment indicator assessments, goodwill must be tested annually for impairment. For the purpose of impairment testing, goodwill is allocated to each of the Company's cash generating units ("CGUs") that are expected to benefit from the acquisition. The recoverable amount of a CGU is compared to its carrying value plus any goodwill allocated to the CGU. If the recoverable amount of a CGU is less than its carrying value plus allocated goodwill, an impairment charge is recognized, first against the carrying value of the goodwill, with any remaining difference being applied against the carrying value of assets contained in the impacted CGUs. Impairment losses on goodwill are recorded in the consolidated statements of operations and comprehensive income and cannot be subsequently reversed.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

Income taxes

Income tax is comprised of current and deferred tax.

Income tax is recognized in the consolidated statements of operations and comprehensive income except to the extent that it relates to items recognized directly in other comprehensive income or elsewhere in equity, in which case, the related taxes are also recognized in other comprehensive income (loss) or elsewhere in equity.

Deferred taxes are recognized using the liability method for temporary differences that exist between the carrying amounts of assets and liabilities in the consolidated balance sheets and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the enacted or substantively enacted tax rates that are expected to apply when the differences related to the assets or liabilities reported for tax purposes are expected to reverse in the future. Deferred tax assets are recognized only when it is probable that sufficient taxable profits will be available or taxable temporary differences reversing in future periods against which deductible temporary differences may be utilized.

Deferred tax liabilities are not recognized on the following temporary differences:

- Temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

- Taxable temporary differences related to investments in subsidiaries, associates or joint ventures or joint operations to the extent they are controlled by the Company and they will not reverse in the foreseeable future; and

- Taxable temporary differences arising on the initial recognition of goodwill.

The Company records a provision for uncertain tax positions if it is probable that the Company will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Company's best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management assesses they are no longer required or determined by statute.

The measurement of tax assets and liabilities requires an assessment of the potential tax consequences of items that can only be resolved through agreement with the tax authorities. While the ultimate outcome of such tax audits and discussions cannot be determined with certainty, management estimates the level of provisions required for both current and deferred taxes.

Share-based payments

The Company uses the fair value method to account for equity settled share-based payments with employees and directors. Compensation expense is determined using the Black-Scholes option valuation model for stock options.

Compensation expense for the share incentive program is determined based on the fair value of the benefit conferred on the employee. Compensation expense for deferred stock units ("DSU") is determined based on the value of the Company's common shares at the time of grant. Compensation expense related to the Company's employee incentive plan is determined based on the value of the Company's common shares as of the grant date.

Compensation expense is recognized over the vesting period with a corresponding increase to contributed surplus other than for the Company's DSUs where the corresponding increase is to liabilities. Compensation expense from DSU's are included within Compensation on the statement of operations (previously included within Other expenses) to better reflect the nature of these costs. Prior year figures have been reclassified. Stock options and common shares vest in installments which may require a graded vesting methodology to account for these share-based awards. On the exercise of stock options for shares, the contributed surplus previously recorded with respect to the exercised options and the consideration paid is credited to capital stock. On the vesting of common shares, the contributed surplus previously recorded is credited to capital stock. On the exercise of DSUs, the liability previously recorded is credited to cash.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, after applying the treasury stock method to determine the dilutive impact, if any, of stock options and unvested shares purchased for the Trust. The treasury stock method determines the number of incremental common shares by assuming that the number of dilutive securities the Company has granted to employees have been issued.

Lease commitments

The Company recognizes a right-of-use asset and a lease liability as at the lease commencement date. The right-of-use asset is initially measured at cost and subsequently at cost less any accumulated depreciation and impairment. The lease liability is initially measured at the present value of future lease payments over the anticipated lease term, discounted using the Company's incremental borrowing rate. The right-of-use asset is presented in the property and equipment line of the consolidated balance sheets and the short and long-term portions of the lease liability are presented in the accounts payable and accrued liabilities line and other accrued liabilities line, respectively, of the consolidated balance sheets. The Company used the practical expedient when applying IFRS 16, *Leases* for short-term leases under 12 months and low-value assets such as IT equipment, with lease payments being expensed as they are incurred.

Foreign currency translation

Accounts in the financial statements of the Company's subsidiaries are measured using their functional currency, being the currency of the primary economic environment in which the entity operates. The Canadian dollar is the functional currency of the Company. The effects of foreign currency conversion are included in the Foreign exchange (gain) loss line on the statement of operations. Prior year figures have been reclassified from Other (income) expenses. The Canadian dollar is also the functional currency of all its subsidiaries, with the exception of U.S. entities, which uses the U.S. dollar as their functional currency. Accordingly, the assets and liabilities of U.S. entities are translated into Canadian dollars using the rate in effect on the date of the consolidated balance sheets. Revenue and expenses are translated at the average rate over the reporting period. Foreign currency translation gains and losses arising from the Company's translation of its net investment in U.S. entities companies, including goodwill and the identified intangible assets, are included in accumulated other comprehensive income or loss as a separate component within shareholders' equity until there has been a realized reduction in the value of the underlying investment. The Company's presentation currency is the U.S. dollar, and as such, all assets and liabilities are translated using the exchange rate as at the reporting date, while equity transactions are translated at the historical exchange rate at the date of the transaction. The statement of operations has been translated at the average exchange rate of the reporting period. Exchange differences arising on translation are presented in the accumulated other comprehensive loss line in shareholders' equity on the balance sheet.

Significant accounting judgments and estimates

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Company based its assumptions and estimates on parameters available when these financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions and volatility of underlying securities in warrant valuations. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Investments in other entities

IFRS 10 *Consolidated Financial Statements* ("IFRS 10") and IAS 28 *Investments in Associates and Joint Ventures* ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interests in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment, however, finite life intangibles are only tested for impairment to the extent indications of impairment exist at time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, an annual test for impairment augments the quarterly impairment indicator assessments. The recoverable amounts associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and are determined using the value-in-use method. These estimates require significant judgment regarding market growth rates, discount rates, fund flow assumptions, expected margins and costs which could affect the Company's future results if estimates of future performance and fair value change.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

3   Short-term investments

Primarily consist of equity investments in public and private entities the Company receives as consideration during private strategies, managed equities and broker-dealer activities (in thousands $):

	Classification and measurement criteria	Dec. 31, 2024	Dec. 31, 2023
Public equities and share purchase warrants	FVTPL	225	754
Total short-term investments [1]		225	754

[1] Private holdings are included in other assets (see Note 5). Prior period figures have been reclassified to conform with current presentation.

Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4   Co-investments

Consists of the following (in thousands $):

	Classification and measurement criteria	Dec. 31, 2024	Dec. 31, 2023
Co-investments in funds [1]	FVTPL	72,848	93,528
Total co-investments		72,848	93,528

[1] Includes investments in funds managed and previously managed by the Company.

Gains and losses on co-investments are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

5   Other assets and non-controlling interest

Other assets

Consist of the following (in thousands $):

	Dec. 31, 2024	Dec. 31, 2023
Assets attributable to non-controlling interest	13,934	15,439
Fund recoveries and investment receivables	10,071	6,658
Advance on unrealized carried interest	7,750	4,517
Private holdings [1]	4,371	4,890
Prepaid expenses	4,158	4,017
Other [2]	1,652	3,744
Total other assets	41,936	39,265

[1]   Private holdings are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income. Prior period figures have been reclassified to conform with current presentation. See footnote 1 on Note 3.

[2]   Includes miscellaneous third-party receivables.

Non-controlling interest assets and liabilities

Non-controlling interest consists of third-party interest in the Company's co-investments that are consolidated. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Dec. 31, 2024	Dec. 31, 2023
Assets	13,934	15,439
Liabilities - current [1]	(90)	(133)
Liabilities - long-term [1]	(13,844)	(15,306)

[1]   Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

6   Co-investment income

	For the years ended	
	Dec. 31, 2024	Dec. 31, 2023
Co-investment income	1,404	2,052
Income attributable to non-controlling interest	(380)	(934)
Expense attributable to non-controlling interest	380	934
Total co-investment income	**1,404**	**2,052**

7   Other (income) and expenses

	For the years ended	
	Dec. 31, 2024	Dec. 31, 2023
Shares received on recognition of contingent asset	—	(18,588)
Revaluation of contingent consideration	(580)	—
Costs related to exit of non-core business	—	5,142
Non-recurring regulatory, professional fees and other	—	3,982
Total other (income) and expenses	**(580)**	**(9,464)**

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

8   Property and equipment

Consist of the following (in thousands $):

	Artwork	Furniture and fixtures	Computer hardware and software	Leasehold improvements	Right of use assets	Total
Cost						
At Dec. 31, 2022	7,089	2,823	3,002	5,654	12,359	30,927
Additions	—	154	224	1,157	1,574	3,109
Disposals	—	(591)	(189)	(413)	(2,684)	(3,877)
Net exchange differences	170	404	59	123	86	842
At Dec. 31, 2023	7,259	2,790	3,096	6,521	11,335	31,001
Additions	—	412	272	1,184	10,101	11,969
Net exchange differences	(582)	(301)	(319)	(533)	(1,295)	(3,030)
At Dec. 31, 2024	6,677	2,901	3,049	7,172	20,141	39,940
Accumulated depreciation						
At Dec. 31, 2022	—	(2,513)	(2,822)	(4,814)	(8,282)	(18,431)
Depreciation charge for the year	—	(141)	(68)	(521)	(2,113)	(2,843)
Disposals	—	399	181	201	994	1,775
Net exchange differences	—	(251)	(116)	(134)	(145)	(646)
At Dec. 31, 2023	—	(2,506)	(2,825)	(5,268)	(9,546)	(20,145)
Depreciation charge for the year	—	(112)	(177)	(275)	(1,657)	(2,221)
Net exchange differences	—	270	291	408	642	1,611
At Dec. 31, 2024	—	(2,348)	(2,711)	(5,135)	(10,561)	(20,755)
Net book value at:						
Dec. 31, 2023	7,259	284	271	1,253	1,789	10,856
Dec. 31, 2024	6,677	553	338	2,037	9,580	19,185

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

9   Goodwill and intangible assets

Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Total
Cost			
At Dec. 31, 2022	132,251	178,613	310,864
Net exchange differences	—	4,289	4,289
At Dec. 31, 2023	132,251	182,902	315,153
Net exchange differences	—	(14,648)	(14,648)
At Dec. 31, 2024	132,251	168,254	300,505
Accumulated amortization/impairment			
At Dec. 31, 2022	(113,102)	—	(113,102)
Amortization charge for the year	—	—	—
At Dec. 31, 2023	(113,102)	—	(113,102)
Amortization charge for the year	—	—	—
At Dec. 31, 2024	(113,102)	—	(113,102)
Net book value at:			
At Dec. 31, 2023	19,149	182,902	202,051
At Dec. 31, 2024	19,149	168,254	187,403

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

Goodwill

The Company has identified 5 cash generating units ("CGU") as follows:

- Exchange listed products
- Managed equities
- Private strategies
- Brokerage
- Corporate

As at December 31, 2024, the Company had allocated $19.1 million (December 31, 2023 - $19.1 million) of goodwill between the exchange listed products CGU ($17.9 million) and the managed equities CGU ($1.2 million). Goodwill was allocated on a relative value approach basis.

Indefinite life fund management contracts

As at December 31, 2024, the Company had indefinite life intangibles related to fund management contracts of $168.3 million (December 31, 2023 - $182.9 million). These contracts are held within the exchange listed products and managed equities CGUs.

Impairment assessment of goodwill and indefinite life fund management contracts

In the normal course, goodwill and indefinite life fund management contracts are tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. As part of the Company's annual impairment testing process, the recoverable amounts associated with goodwill and indefinite life fund management contracts are calculated based on a five year value-in-use model with a terminal multiple. The value-in-use model estimates future earnings based on: (1) market growth rates, including external pricing estimates for commodities (gold, silver and uranium) and/or analyst price forecasts for the underlying equity indices; and (2) fund flow assumptions based on historical experience. These inputs are used to estimate future cash flows which are discounted at 9.50% and compared to the CGUs and the intangible assets carrying value. During the annual impairment testing process, there was no impairment in either the exchange listed products or the managed equities CGUs.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

10 Shareholders' equity

Capital stock and contributed surplus

The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)
At Dec. 31, 2022	25,325,894	428,475
Shares acquired for equity incentive plan	(154,131)	(5,252)
Shares issued and released on equity incentive plans	363,352	15,649
Shares acquired and canceled under normal course issuer bid	(126,353)	(4,157)
Shares issued under dividend reinvestment program	1,389	49
At Dec. 31, 2023	25,410,151	434,764
Shares acquired for equity incentive plan	(26,321)	(963)
Shares issued and released on equity incentive plans	479,211	18,348
Shares acquired and canceled under normal course issuer bid	(48,182)	(2,022)
At Dec. 31, 2024	25,814,859	450,127

Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

	Stated value (in thousands $)
At Dec. 31, 2022	33,716
Released on equity incentive plans	(18,846)
Stock-based compensation	20,411
At Dec. 31, 2023	35,281
Released on equity incentive plans	(16,628)
Stock-based compensation	17,614
At Dec. 31, 2024	36,267

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

Stock option plan

The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options typically vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.

There were no stock options issued or exercised during the year ended December 31, 2024 (year ended December 31, 2023 - Nil).

For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.

As at December 31, 2024, there are 12,500 options outstanding (December 31, 2023 - 12,500) with a weighted average exercise price of CAD$27.30 and 1.4 years remaining on their contractual life.

Equity incentive plan

For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; and (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.

There were no RSUs granted during the year ended December 31, 2024 (year ended December 31, 2023 - 63,128).

	Number of common shares
Unvested common shares held by the Trust, Dec. 31, 2022	630,431
Acquired	154,131
Released	(331,672)
Unvested common shares held by the Trust, Dec. 31, 2023	452,890
Acquired	26,321
Released	(479,211)
Unvested common shares held by the Trust, Dec. 31, 2024	—

Included in the compensation line of the consolidated statements of operations and comprehensive income is $17.6 million of stock-based compensation for the year ended December 31, 2024 (year ended December 31, 2023 - $20.4 million).

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

Basic and diluted earnings per share

The following table presents the calculation of basic and diluted earnings per common share:

	For the years ended	
	Dec. 31, 2024	Dec. 31, 2023
Numerator (in thousands $):		
Net income - basic and diluted	49,294	41,799
Denominator (number of shares in thousands):		
Weighted average number of common shares	25,858	25,892
Weighted average number of unvested shares in the Trust	(432)	(662)
Weighted average number of common shares - basic	25,426	25,230
Weighted average number of dilutive stock options	13	13
Weighted average number of unvested shares under EIP	437	827
Weighted average number of common shares - diluted	25,876	26,070
Net income per common share		
Basic	1.94	1.66
Diluted	1.91	1.60

Capital management

The Company's objectives when managing capital are:

- to meet regulatory requirements and other contractual obligations;

- to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders;

- to provide financial flexibility to fund possible acquisitions;

- to provide adequate seed capital for the Company's new product offerings; and

- to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.

The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are also registered with the SEC. As at December 31, 2024 and 2023, all entities were in compliance with their respective capital requirements.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

11 Income taxes

Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the years ended	
	Dec. 31, 2024	Dec. 31, 2023
Income before income taxes	69,006	50,291
Tax calculated at domestic tax rates applicable to profits in the respective countries	18,466	13,408
Tax effects of:		
Non-deductible stock-based compensation	676	71
Non-taxable capital (gains) and losses	(279)	(3,377)
Adjustments in respect to previous years	578	(716)
Temporary differences not currently utilized and (not benefited previously)	(68)	(981)
Rate differences and other	339	87
Tax provision	19,712	8,492

The weighted average statutory tax rate was 26.8% (December 31, 2023 - 26.7%). The Company has $nil (December 31, 2023 - $1.8 million) of capital losses from prior years that are not benefitted.

The major components of income tax expense are as follows (in thousands $):

	For the years ended	
	Dec. 31, 2024	Dec. 31, 2023
Current income tax expense		
Based on taxable income of the current period	17,134	8,060
Adjustments in respect to previous years	607	(570)
Total current income tax expense	17,741	7,490
Deferred income tax expense (recovery)		
Origination and reversal of temporary differences	2,000	1,148
Adjustments in respect to previous years	(29)	(146)
Total deferred income tax expense (recovery)	1,971	1,002
Income tax expense reported in the consolidated statements of operations	19,712	8,492

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the year ended December 31, 2024

	Dec. 31, 2023	Recognized in income	Exchange rate differences	Dec. 31, 2024
Deferred income tax assets				
Stock-based compensation	7,018	691	(597)	7,112
Non-capital and capital losses	4,179	(517)	(311)	3,351
Lease liabilities and other	591	2,243	(124)	2,710
Total deferred income tax assets	11,788	2,417	(1,032)	13,173
Deferred income tax liabilities				
Fund management contracts	16,839	1,597	(1,427)	17,009
Unrealized gains (losses)	958	(504)	(54)	400
Advance on unrealized carried interest	1,196	1,001	(143)	2,054
Fixed assets and other	549	2,294	(114)	2,729
Total deferred income tax liabilities	19,542	4,388	(1,738)	22,192
Net deferred income tax assets (liabilities) [1]	(7,754)	(1,971)	706	(9,019)

For the year ended December 31, 2023

	Dec. 31, 2022	Recognized in income	Exchange rate differences	Dec. 31, 2023
Deferred income tax assets				
Stock-based compensation	5,768	1,090	160	7,018
Non-capital and capital losses	1,324	2,742	113	4,179
Lease liabilities and other	614	(27)	4	591
Total deferred income tax assets	7,706	3,805	277	11,788
Deferred income tax liabilities				
Fund management contracts	14,796	1,445	598	16,839
Unrealized gains (losses)	(2,249)	3,197	10	958
Advance on unrealized carried interest	1,180	(12)	28	1,196
Fixed assets and other	523	177	(151)	549
Total deferred income tax liabilities	14,250	4,807	485	19,542
Net deferred income tax assets (liabilities) [1]	(6,544)	(1,002)	(208)	(7,754)

[1] Deferred tax assets of $2.9 million (December 31, 2023 - $3.1 million) and deferred tax liabilities of $11.9 million (December 31, 2023- $10.8 million) are presented on the balance sheet net by legal jurisdiction.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

12   Fair value measurements

The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at December 31, 2024 and December 31, 2023 (in thousands $).

Short-term investments

Dec. 31, 2024	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	172	47	6	225
Total recurring fair value measurements	172	47	6	225

Dec. 31, 2023	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	708	44	2	754
Total recurring fair value measurements	708	44	2	754

Co-investments

Dec. 31, 2024	Level 1	Level 2	Level 3	Total
Co-investments [1]	5,511	67,337	—	72,848
Total recurring fair value measurements	5,511	67,337	—	72,848

Dec. 31, 2023	Level 1	Level 2	Level 3	Total
Co-investments [1]	15,357	78,171	—	93,528
Total recurring fair value measurements	15,357	78,171	—	93,528

(1) Co-investments also include investments made in funds which the Company consolidates that directly hold publicly traded equities or precious metals.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

Other assets

Dec. 31, 2024	Level 1	Level 2	Level 3	Total
Private holdings	—	—	4,371	4,371
Assets attributable to non-controlling interest	—	13,934	—	13,934
Total recurring fair value measurements	—	13,934	4,371	18,305

Dec. 31, 2023	Level 1	Level 2	Level 3	Total
Private holdings	—	—	4,890	4,890
Assets attributable to non-controlling interest	1,706	13,733	—	15,439
Total recurring fair value measurements	1,706	13,733	4,890	20,329

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):

Short-term investments

	Changes in the fair value of Level 3 measurements - Dec. 31, 2024				
	Dec. 31, 2023	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2024
Share purchase warrants	2	23	—	(19)	6
Total	2	23	—	(19)	6

	Changes in the fair value of Level 3 measurements - Dec. 31, 2023				
	Dec. 31, 2022	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2023
Share purchase warrants	47	48	(37)	(56)	2
Total	47	48	(37)	(56)	2

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

Other assets

	Dec. 31, 2023	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2024
	Changes in the fair value of Level 3 measurements - Dec. 31, 2024				
Private holdings	4,890	—	—	(519)	4,371
Total	4,890	—	—	(519)	4,371

	Dec. 31, 2022	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2023
	Changes in the fair value of Level 3 measurements - Dec. 31, 2023				
Private holdings	5,263	—	—	(373)	4,890
Total	5,263	—	—	(373)	4,890

During the year ended December 31, 2024, the Company transferred public equities of $nil (December 31, 2023 - $0.1 million) from Level 2 to Level 1 within the fair value hierarchy.

The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Co-investments	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company's Level 3 securities consist of private holdings and share purchase warrants. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include gray market financing prices, volatility and discount rates. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.2 million (December 31, 2023 - $0.2 million).

Financial instruments not carried at fair value

The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities, compensation payable and loan facility represent a reasonable approximation of fair value.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

13   Related party transactions

The remuneration of directors and other key management personnel of the Company for employment services rendered are as follows (in thousands $):

	For the years ended	
	Dec. 31, 2024	Dec. 31, 2023
Fixed salaries and benefits	4,385	4,655
Variable incentive-based compensation	9,249	6,139
Share-based compensation	9,915	9,915
	23,549	20,709

The DSU plan for independent directors of the Company vests annually over a three-year period and may only be settled in cash upon retirement. DSUs issued in lieu of directors' fees and dividends vest immediately. There were 10,991 DSUs issued during the year (December 31, 2023 - 15,782).

14   Dividends

The following dividends were declared by the Company during the year ended December 31, 2024:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
November 18, 2024 - Regular dividend Q3 2024	December 3, 2024	$0.30	7,749
August 19, 2024 - Regular dividend Q2 2024	September 3, 2024	$0.25	6,466
May 21, 2024 - Regular dividend Q1 2024	June 5, 2024	$0.25	6,466
March 4, 2024 - Regular dividend Q4 2023	March 19, 2024	$0.25	6,466
Dividends declared in 2024 [1]			27,147

[1] Subsequent to year end, on February 25, 2025, a regular dividend of $0.30 per common share was declared for the quarter ended December 31, 2024. This dividend is payable on March 25, 2025 to shareholders of record at the close of business on March 10, 2025.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

15 Risk management activities

The Company's exposure to market, credit, liquidity and concentration are described below:

Market risk

Market risk refers to the risk that a change in the level of one or more of market prices, interest rates, foreign exchange rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in a change in the fair value of an asset. The Company's financial instruments are classified as FVTPL. Therefore, certain changes in fair value or permanent impairment, if any, affect reported earnings as they occur. The maximum risk resulting from financial instruments is determined by the fair value of the financial instruments. The Company manages market risk through regular monitoring of its investments and co-investments. The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's investments and co-investments will result in changes in carrying value. If the market values of investments and co-investments classified as FVTPL increased or decreased by 5%, with all other variables held constant, this would have resulted in an increase or decrease in net income before tax of approximately $3.9 million for the year (December 31, 2023 - $5 million). For more details about the Company's investments and co-investments, refer to Note 3, Note 4 and Note 5.

The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are all correlated with assets under management, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by SAM, SRLC, SRSR, SAM US and RCIC.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company's earnings, particularly through its co-investment in private strategies LPs and outstanding balance on the Company's line of credit, are exposed to volatility as a result of sudden changes in interest rates.

As at December 31, 2024, the Company had $3.6 million in short-term government notes (December 31, 2023 - $Nil).

Foreign currency risk

Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows when translating those balances into the Company's functional currency, Canadian dollars. The Company's primary foreign currency is the U.S. dollar. The Company may employ certain hedging strategies to mitigate foreign currency risk.

The US entities assets are all denominated in U.S. dollars with their translation impact being reported as part of other comprehensive income in the financial statements. Excluding the impact of the US entities, as at December 31, 2024, approximately $63.7 million (December 31, 2023 - $73.2 million) of total Canadian assets were invested in short-term investments and co-investments priced in U.S. dollars. A total of $24.5 million (December 31, 2023 - $9.7 million) of cash, $13.2 million (December 31, 2023 -$6.8 million) of accounts receivable and $10.3 million (December 31, 2023 - $8.2 million) of other assets were denominated in USD. As at December 31, 2024, if the exchange rate between the U.S. dollar and the Canadian dollar increased or decreased by 5%, with all other variables held constant, the increase or decrease in net income attributable to the translation of the above mentioned assets would have been approximately $5.6 million for the year (December 31, 2023 - $4.9 million).

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

Credit risk

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result.

Loans receivable

The Company incurs credit risk indirectly through co-investments made in the private strategies LPs managed by SRLC and SRSR. During the loan origination process, management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

- emphasis on first priority and/or secured financings;

- the investigation of the creditworthiness of borrowers;

- the employment of qualified and experienced loan professionals;

- a review of the sufficiency of the borrower's business plans including plans that will enhance the value of the underlying security;

- frequent and documented status updates provided on business plans;

- engagement of qualified independent advisors (e.g. lawyers, engineers and geologists) to protect the Company's interests; and

- legal reviews that are performed to ensure that all due diligence requirements are met prior to funding.

The Company may syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis.

Investments

The Company incurs credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2024 and 2023, the Company's most significant proprietary investments counterparty was Royal Bank of Canada ("RBC") which acts as a custodian for most of the Company's proprietary investments. RBC is registered as an investment dealer subject to regulation by the Canadian Investment Regulatory Organization; and as a result, it is required to maintain minimum levels of regulatory capital at all times.

Other

The majority of accounts receivable relate to management, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. Credit risk is managed in this regard by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

The US entities incur credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2024 and 2023, the US entities' most significant counterparty was RBC Capital Markets, LLC ("RBCCM"), the carrying broker of SGRIL and custodian of the net assets of the funds managed by RCIC and SAM US. RBCCM is registered as a broker-dealer and registered investment advisor subject to regulation by FINRA and the SEC; as a result, it is required to maintain minimal levels of regulatory capital at all times.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due.

The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $75 million committed line of credit with a major Canadian Schedule I bank. As at December 31, 2024, the Company had $46.8 million or 12% (December 31, 2023 - $20.7 million or 5%) of its total assets in cash and cash equivalents. In addition, approximately $24 million or 31% (December 31, 2023 - $39.7 million or 40%) of co-investments and short-term investments held by the Company are readily marketable and are recorded at their fair value.

The Company's exposure to liquidity risk as it relates to its' co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting. As at December 31, 2024, the Company had $6.7 million in co-investment commitments from the private strategies segment (December 31, 2023 - $5.9 million). Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.

The following are the remaining contractual maturities of financial liabilities as at December 31, 2024 (in thousands $):

Contractual obligations	Carrying Amount	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating accounts payable	6,418	6,418	—	—	—
Compensation payable	11,829	11,829	—	—	—
Lease obligation	10,211	1,097	2,306	1,915	4,893
Total contractual obligations	28,458	19,344	2,306	1,915	4,893

The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis. To meet any liquidity shortfalls, actions taken by the Company could include: drawing on the line of credit; liquidating investments and co-investments and/or issuing common shares.

Concentration risk

The majority of the Company's AUM, as well as its investments and co-investments are focused on the natural resource sector, and in particular, precious metals and critical materials.

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

16   Segmented information

For management purposes, the Company is organized into business units based on its products, services and geographical locations and has four reportable segments as follows:

- **Exchange listed products** (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;

- **Managed equities** (reportable), which provides management services to the Company's alternative investment strategies managed in-house and on a sub-advisory basis;

- **Private strategies** (reportable), which provides lending and streaming activities through limited partnership vehicles;

- **Corporate** (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries; and

- **All other segments** (non-reportable), which do not meet the definition of reportable segments per IFRS 8.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), stock-based compensation, severance, new hire accruals and other, foreign exchange (gain) loss, costs relating to the exit of non-core businesses, revaluation of contingent considerations, non-recurring regulatory, professional fees and other, shares received on recognition of contingent consideration, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).

Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

The following tables present the operations of the Company's segments (in thousands $):

For the year ended December 31, 2024

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments [1]	Consolidated
Total revenue	112,498	39,204	27,824	(384)	(487)	178,655
Total expenses	33,591	25,556	11,593	35,078	3,831	109,649
Income (loss) before income taxes	78,907	13,648	16,231	(35,462)	(4,318)	69,006
Adjusted base EBITDA	81,033	7,363	12,331	(14,098)	(1,466)	85,163

[1] Total revenue includes revenues from non-reportable segments of $2,018, net of investment losses of $2,505

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

For the year ended December 31, 2023 [(1)]

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments [(2)]	Consolidated
Total revenue	84,713	30,180	28,183	(198)	8,489	151,367
Total expenses	10,718	26,222	15,604	33,776	14,756	101,076
Income (loss) before income taxes	73,995	3,958	12,579	(33,974)	(6,267)	50,291
Adjusted base EBITDA	62,303	7,756	12,361	(11,047)	514	71,887

(1) Prior period figures have been updated to conform with current presentation
(2) Total revenue includes revenues from non-reportable segments of $9,483, net of investment losses of $994

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the years ended	
	Dec. 31, 2024	Dec. 31, 2023
Canada	155,240	137,287
United States	23,415	14,080
	178,655	151,367

17   Loan facility

As at December 31, 2024, the Company had $nil (December 31, 2023 - $24.2 million) outstanding on its credit facility, which matures on August 8, 2028. As at December 31, 2024, the Company was in compliance with all covenants, terms and conditions under the credit facility.

The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.

Key terms under the current credit facility are noted below:

Structure

- 5-year, $75 million revolver with "bullet maturity" August 8, 2028

Interest rate

- SOFR + 2.33%

Covenant terms

- Minimum AUM: CAD$15.4 billion;
- Debt to EBITDA less than or equal to 2.5:1; and
- EBITDA to interest expense more than or equal to 2.5:1

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2024 and 2023

18 Commitments and provisions

The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at December 31, 2024, the Company had $5.2 million in co-investment commitments in private strategies LPs due within one year (December 31, 2023 - $4 million) and $1.5 million due after 12 months (December 31, 2023 - $1.9 million).

Corporate Information

Head Office

Sprott Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario M5J 2J1, Canada
T: 416.943.8099
1.855.943.8099

Directors & Officers

Ronald Dewhurst, Chairman
Graham Birch, Director
Dinaz Dadyburjor, Director
Barbara Connolly Keady, Director
Catherine Raw, Director
Judith W. O'Connell, Director
Whitney George, Chief Executive Officer and Director
Kevin Hibbert, FCPA, FCA, Chief Financial Officer
Arthur Einav, Corporate Secretary

US Transfer Agent and Registrar

Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, NY 10004-1561
212.509.4000
continentalstock.com

Canadian Transfer Agent and Registrar

TMX Equity Transfer Services
200 University Avenue, Suite 300
Toronto, Ontario M5H 4H1
Toll Free: 1.866.393.4891
www.tmxequitytransferservices.com

Legal Counsel

Stikeman Elliot LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Auditors

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, Ontario M5H 2S5

Investor Relations

Shareholder requests may be directed to
Investor Relations by e-mail at ir@sprott.com
or via telephone at 416.943.8099
or toll free at 1.855.943.8099

Stock Information

Sprott Inc. common shares are traded on the New York
Stock Exchange and Toronto Stock Exchange under the
symbol "SII"

Annual General Meeting

Wednesday, May 7, 2025 at 12pm

Sprott

Sprott Inc.

Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario M5J 2J1, Canada

Toll Free: 888.622.1813

www.sprott.com